SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 85 48

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item	Sequential Page Number
1. Telefónica – 2012 First quarter financial results	2

INTERIM MANAGEMENT STATEMENT

JANUARY – MARCH 2012

January — March 2012

The financial information contained in this document has been prepared under International Financial Reporting Standards (IFRS), as adopted by the European Union, which do not differ for the purposes of the Telefónica Group, from IFRS as issued by the International Accounting Standards Board (IASB). This financial information is unaudited.

The English language translation of the consolidated financial statements originally issued in Spanish has been prepared solely for the convenience of English speaking readers. Despite all the efforts devoted to this translation, certain omissions or approximations may subsist. Telefónica, its representatives and employees decline all responsibility in this regard. In the event of a discrepancy, the Spanish-language version prevails.

January – March 2012 Results - TELEFÓNICA

TELEFÓNICA

TELEFONICA

ACCESSES

Unaudited figures (thousands)

	March
	2012	2011	% Chg
Final Clients Accesses	303,974.6	285,634.6	6.4
Fixed telephony accesses (1)	40,283.9	40,946.4	(1.6)
Internet and data accesses	19,282.1	18,769.4	2.7
Narrowband	785.1	1,185.4	(33.8)
Broadband (2)	18,340.9	17,423.2	5.3
Other (3)	156.0	160.8	(2.9)
Mobile accesses (4)	241,084.6	223,053.5	8.1
Prepay (5)	164,136.3	152,471.6	7.7
Contract (6)	76,948.3	70,581.9	9.0
Pay TV (7)	3,324.0	2,865.3	16.0

Wholesale Accesses	5,438.4	4,856.4	12.0
Unbundled loops	3,031.2	2,630.3	15.2
Shared ULL	194.8	240.3	(18.9)
Full ULL	2,836.4	2,390.0	18.7
Wholesale ADSL (8)	878.0	747.3	17.5
Other (9)	1,529.2	1,478.8	3.4

Total Accesses	309,413.0	290,491.0	6.5

TELEFÓNICA

MOBILE ACCESSES

Unaudited figures (thousands)

	March
	2012	2011	% Chg
Prepay percentage (%)	68.1%	68.4%	(0.3 p.p.	)
Contract percentage (%)	31.9%	31.6%	0.3 p.p.
MBB accesses (‘000)	41,170.4	26,518.4	55.3%
MBB penetration (%)	17%	12%	5.2 p.p.
Smartphone penetration (%)	14%	9%	5.5 p.p.

Notes:

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use and total fixed wireless included. Includes VoIP and Naked ADSL. Since the first quarter of 2012, fixed telephony accesses include 384 thousand VoIP customers in Germany and 65 thousand fixed lines in UK to homogenize these accesses to the criteria of Telefónica.
(2)	ADSL, satellite, optical fiber, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.
(4)	First quarter of 2012 includes the disconnection of 2.0 million inactive accesses in Spain.
(5)	First quarter of 2012 includes the disconnection of 1.2 million inactive accesses in Spain. Additionally, 360 thousand inactive accesses were disconnected in Chile in the third quarter of 2011 and 1.0 million inactive accesses in Brasil in the fourth quarter of 2011.
(6)	First quarter of 2012 includes the disconnection of 0.8 million inactive accesses in Spain.
(7)	Includes 153 thousand clients of TVA from June 2011.
(8)	Includes ULL rented by T. Germany and T. UK.
(9)	Circuits for other operators. Includes Wholesale Line Rental (WLR) in Spain.

January – March 2012 Results - TELEFÓNICA

TELEFÓNICA

Consolidated Results

Beginning in January 2012, Telefónica’s consolidated results are reported in line with the new corporate structure approved in September 2011 that contemplates two regional business units, Telefónica Europe and Telefónica Latinoamérica, and two global business units, Telefónica Digital and Telefónica Global Resources.

Telefónica’s management model, regional and integrated, means that the legal structure of the companies is not relevant for the release of Group financial information, and therefore, the operating results of each of these business units are presented independently, regardless of their legal structure.

For the purpose of presenting information on a regional basis, revenue and expenses arising from invoicing among companies within Telefónica’s perimeter of consolidation for the use of the brand and management contracts have been excluded from the operating results for each Group region, while centrally-managed projects are included at the regional level. This breakdown of the results does not affect Telefónica’s consolidated earnings.

In line with this reorganisation, Telefónica has included in the Telefónica Latinoamérica and Telefónica Europe regional business units all information pertaining to fixed, mobile, cable, data, Internet and television businesses based on their respective locations. The “Other companies” heading includes the global business units Telefónica Digital and Telefónica Global Resources, which are not taken into account for segmental reporting, the Atento business, as well as other Group subsidiaries and eliminations from the consolidation process.

As of 1 January 2012, Telefónica Europe’s consolidation perimeter encompasses Telefónica España, with the exception of Tuenti and Terra España. Conversely, Telefónica International Wholesale Services (TIWS), Telefónica North America (TNA) and Jajah are excluded. The latter three companies are now listed under the “Other Companies and Eliminations” heading, as part of a group of businesses managed by Telefónica Digital and Telefónica Global Resources. Similarly, the operations of Terra, Medianetworks Peru, Wayra and the joint venture Wanda, which in 2011 fell under Telefónica Latinoamérica’s scope, are now listed under the “Other Companies and Eliminations” heading, as part of a group of businesses run by Telefónica Digital.

With the aim of facilitating a homogeneous understanding of the information, the financial results of Telefónica Europe and Telefónica Latinoamérica have been restated for the fiscal year 2011 to reflect the new corporate structure as of January 2011. Telefónica’s consolidated results are unaffected by the restatement.

Also, with the objective to provide greater detail in a consistent manner across regions, from January 2012 the revenue breakdown by country is reported under a new structure. Thus, the fixed business is subdivided into “Broadband and new services revenues,” “Voice and Access Revenue” and “Others”, while reporting of mobile revenues is subdivided into “Mobile Service Revenue,” that include “Mobile Data Revenue,” and “Handset Revenues.”

Telefónica’s first quarter 2012 results illustrate the benefits of the Company’s highly diversified business and its reinvigorated commercial momentum, started in the second half of 2011 and geared towards enhancing the Company’s growth opportunities. In this regard, especially noteworthy was the significant improvement in the pace of revenue growth, a consequence of the Company’s solid increase in accesses and a priority goal for Telefónica this year:

•

Total accesses increased by 7% year-on-year to 309 million by the end of March 2012. The strong quarterly mobile commercial activity (+11% year-on-year in gross additions and handset upgrades) was the main factor driving mobile net additions of 4.3 million accesses (excluding 2 million mobile accesses disconnections in Spain), more than 1.5 times the first quarter of 2011 figure. Mobile contract accesses rose 9% year-on-year to account for 32% of the total mobile accesses base.

January – March 2012 Results - TELEFÓNICA

•

Mobile broadband accesses posted a strong growth of 55% year-on-year, to 41 million at the end of the quarter, accounting for 17% of total mobile accesses (+5 percentage points versus March 2011). In Latin America, mobile broadband accesses doubled vs. March 2011. In Europe, it is important to mention the significant increase in smartphone penetration to 30% (+9 percentage points year-on-year). This growth, along with the adoption of integrated data tariffs, bolstered the monetisation of our customers’ growing demand for mobile data connectivity.

•

By region, it is worth to highlight Telefónica Latinoamérica, whose accesses went up by 11% year-on-year, with net mobile additions of 4.5 million in the quarter, almost doubling first quarter 2011 figure.

Revenues totalled 15,511 million euros in the first quarter of 2012, a 0.5% year-on-year increase (-1.8% in the previous quarter), driven by higher sales at Telefónica Latinoamérica (+8.3% year-on-year), which more than offset lower revenues at the European businesses (-6.6% year-on-year). Excluding the negative impact of mobile termination rates cuts, revenues rose by 1.6% from the first quarter of 2011. Exchange rate effects added 0.4 percentage points to growth, leaving it at 0.1% in organic terms.

The Company’s push into the mobile data business was reflected in a steady increase of these revenues, with a year-on-year growth of 15.4% (+14.8% in organic terms). This business accounted for more than 33% of mobile service revenues in the quarter (+4 percentage points year-on-year). Also noteworthy was the sharp increase in non-SMS data revenues of 27.3% year-on-year (+26.5% in organic terms), which accounted for more than 55% of total data revenues (+5 percentage points year-on-year).

As a result, revenues from services with the most growth potential (fixed and mobile broadband, and new services beyond connectivity) continued to increase their weight to total Telefónica revenue (27%; +3 percentage points year-on-year) offsetting a receding contribution from traditional voice and access revenue.

The Company’s high and increasing diversification was the driver of its positive revenue performance. Telefónica Latinoamérica accounted for 48% of consolidated revenues (+3.5 percentage points year-on-year) and remained the Company’s main growth engine and largest contributor to growth (+3.7 percentage points). Telefónica Europe accounted for 49% of consolidated revenues (-3.7 percentage points year-on-year).

Consolidated operating expenses for the first quarter totalled 10,775 million euros (+5.9% year-on-year; +5.4% in organic terms) against a backdrop of higher commercial-related spending versus the first quarter of 2011. By concepts:

•

Supplies amounted to 4,596 million euros, a year-on-year increase of 2.7% (+1.9% in organic terms) due to increased handset purchases made in the quarter, particularly in Latin America, which was partially offset by the impact lower mobile termination rates.

•

Subcontract expenses (3,400 million euros) rose by 8.7% year-on-year (+8.4% in organic terms), mainly due to higher commercial activity including commissions paid to distributors, and rising operating expenses stemming from expansion of the Latin American network.

•

Personnel expenses stood at 2,217 million euros, up 6.7%, year-on-year (+6.6% in organic terms), amid rising costs in higher-inflation countries in Latin America and non-recurrent expenses associated to redundancy programs in Brazil and in the Czech Republic, which were partly offset by savings in Spain deriving from the Redundancy Program approved in 2011.

The average headcount in the first quarter was 289,037 employees (4,685 more than the average for the first quarter of 2011), mainly due to the larger workforce at Atento. Excluding Atento, Telefónica’s average workforce stood at 133,322 employees, 512 fewer than in the same period a year earlier, following the aforementioned Redundancy Program in Spain.

Gains on sale of fixed assets stood at 136 million euros in the first quarter, mainly due to the sale of non-strategic towers in Spain and Brazil, which totalled 123 million euros. This heading totalled 104 million euros in the first quarter of 2011, primarily due to the impact of the partial reduction of our economic exposure to Portugal Telecom.

January – March 2012 Results - TELEFÓNICA

As a result, operating income before depreciation and amortisation (OIBDA) in the first quarter totalled 5,081 million euros (-8.8% year-on-year; -7.4% in underlying terms). OIBDA margin stood at 32.8% in the quarter (-3.4 percentage points year-on-year), a drop of 2.8 percentage points year-on-year in underlying terms.

By regions, Telefónica Latinoamérica continued to increase its contribution to the Group’s consolidated OIBDA, accounting for over 50% of OIBDA (+4.1 percentage points year-on-year in underlying terms), while Telefónica Europe reduced its contribution to 49% (-4.3 percentage points year-on-year in underlying terms). Within Europe, Telefónica España represented 33% of OIBDA (-2.4 percentage points year-on-year).

Depreciation and amortisation in the first quarter (2,570 million euros) increased by 2.1% year-on-year (+1.2% year-on-year in organic terms). The depreciation and amortisation charges derived from purchase price allocation processes amounted to 262 million euros in the quarter (-19.5% year-on-year).

Operating income (OI) totalled 2,511 million euros in the first three months of the year (-17.8% year-on-year; -15.8% in underlying terms).

Profit from associates stood at -481 million euros in the first quarter of 2012 (-16 million euros in the same period of 2011). This year-on-year change was mainly the result of the impact of Telco S.p.A.’s adjustment of the value of its investment in Telecom Italia, as well as of the operating synergies achieved, with both effects totalling 482 million euros (337 million euros after the related tax effect). It is worth to highlight that this effect is a non-cash impact.

Net financial expenses in the first quarter of 2012 reached 818 million euros, of which 23 million euros were negative foreign exchange differences. This yielded an effective cost of debt of 5.57% in the last 12 months (5.22% at December 31st 2011). If foreign exchange differences were excluded, the effective cost of debt would be 5.23% compared to 4.91% at December 31st 2011. Regarding this increase in the cost of debt (excluding foreign exchange effects) more than a third can be explained by higher financing costs, higher proportion of fixed rate liabilities and the Telefónica España Redundancy Program; approximately another third is due to higher costs and a higher leverage in Latin-American currencies and the remaining third is due to various effects.

Telefónica reached in the first quarter of 2012 an Operating Cash Flow of almost four thousand million euros (3,956 million euros; -12.4 % year-on-year). Out of this decrease, 211 million euros are explained by working capital consumption resulting from the regular activity reduction in the first quarter of the year compared to the closing of last year. Payment for CapEx (2,594 million euros) increased 161 million euros from the first quarter of 2011 and exceeded the CapEx accrued during the current quarter by 882 million euros. This will be translated into lower payments in the future which, along with the disappearance of the activity reduction effect, should improve working capital evolution throughout the year.

Interest payments totalled 1,169 million euros, 291 million euros more than in the first quarter of 2011. Out of this amount, 170 million euros are non-recurrent impacts derive from payment of interests related to the restructuring of Colombian companies, payments to the SUNAT in Peru and front-end fees related to financing operations signed in the first quarter. The remaining is mainly due to the seasonality in the payment of interests. It is worth mentioning that interest payments were 373 million euros higher than the interest accrued in the quarter, which will be corrected throughout the year.

Payment for taxes totalled 391 million euros during the first quarter of 2012, 157 million euros lower than in the first quarter of 2011, mainly due to refund of taxes paid in advance in 2011 and the tax amortisation in Brazil of the goodwill resulting from the acquisition of VIVO.

As a result, Free Cash Flow for the first quarter of 2012 amounted to 82 million euros. This should not be extrapolated to the rest of the year due to the differences created by seasonality in various payments.

At the end of March 2012, net financial debt amounted to 57,131 million euros. The increase in this figure with respect to December 2011 (+828 million euros) can be explained, on the one hand, by greater payments due to commitments, financial investments and share buybacks, these three concepts totalling 625 million euros. On the other hand, the appreciation of Latin-American currencies with respect to the euro and other impacts explain a debt increase of 285 million euros. These factors compensate the free cash flow generation during the first quarter.

The leverage ratio for the past 12 months (net debt over OIBDA, adjusted by the provision related to the redundancy program in Spain) stood at 2.55 times as of the end of March 2012. If net commitments related to workforce reduction are considered, the ratio of total net debt plus commitments over OIBDA (excluding results on the sale of fixed assets and adjusted by the provision related to the redundancy program in Spain) stood at 2.74 times.

January – March 2012 Results - TELEFÓNICA

During the first quarter of 2012, Telefónica’s financing activity, excluding short-term Commercial Paper Programmes activity, stood at around 7,500 million equivalent euros, and the main focus was on financing in advance debt maturing in 2012, and smoothing the debt maturity profile for 2013 at the Holding level. Net debt maturities for 2013 amount to 7,100 million euros and for 2014 to 7,700 million euros. Main financing operations included:

•	In January, a loan facility with a Chinese financial entity was signed to finance telecom equipment purchases with a local supplier for an amount of 375 million US Dollars.

•	In February, Telefónica increased the 6 year euro bond issued last February 2011 through a private placement, for an amount of 120 million euros.

•	In February, Telefónica issued a 6 year bond in the euro market for an amount of 1,500 million euros that experienced an excess of demand of over 6.5 times.

•	In the month of February Telefónica signed a 3 year loan with a financial entity for an amount of 200 million euros.

•	In March, Telefónica issued a bond in sterling pounds for an amount of 700 million and 8 year maturity, which was 3.8 times oversubscribed.

•	Also in March, Telefónica issued a 5 year bond in Czech crowns through a private placement, for an amount of 1,250 million Czech crowns.

•

It is worth highlighting, in the loan market, the refinancing signed in March with nearly 40 lenders for two tranches of the O2 syndicated loan maturing in December 2012 and December 2013 for approximately 3,400 million equivalent sterling pounds. On the one hand, Telefónica extended to December 2015 a total of approximately 1,300 million pounds of the 2,100 million sterling pounds maturing in December 2012. On the other hand, Telefónica extended to February 2017 the 2,100 million sterling pounds maturing in December 2013.

Telefónica, S.A. and its holding companies have remained active during the first quarter of 2012 under its various Commercial Paper Programmes (Domestic and European), with an outstanding balance of nearly 2,100 million euros at the end of March.

Regarding Latin America, as of March 2012 Telefónica’s subsidiaries have tapped the capital markets for an amount of nearly 350 million equivalent euros.

Telefónica maintains total undrawn committed credit lines for an amount of approximately 11,400 million euros, with around 8,500 million maturing in more than 12 months.

At the end of March 2012, bonds and debentures represented 64% of consolidated financial debt breakdown, while debt with financial institutions weighted 36%.

Corporate income tax in the first quarter of 2012 totalled 401 million euros which, over an income before tax figure of 1,212 million euros, implied an effective tax rate of 33%.

Profit attributable to minority interests dragged net income by 63 million euros in the first three months of the year and fell by 42.9% year-on-year, mainly due to Telefónica’s increased stake in Vivo and to minority interests at Colombia Telecom.

As a result of the abovementioned items, consolidated net profit amounted to 748 million euros in the first quarter of 2012 (-53.9% year-on-year), which represents a year-on-year drop of 26.6% in underlying terms. Basic earnings per share, also in underlying terms, stood at 0.29 euros. In reported terms, basic earnings per share amounted to 0.17 euros.

CapEx totalled 1,712 million euros in the quarter, up 10.3% year-on-year (+16.3% in organic terms), with a CapEx over sales ratio of 11.0%, excluding investments in spectrum. The Company continued to devote the bulk of its investments to growth and transformation projects (81% of total CapEx), fostering the expansion of broadband services, both fixed and mobile. It should be noted that the year-on-year change of the quarter cannot be extrapolated to the rest of the year given the different levels of investment execution in both years.

January – March 2012 Results - TELEFÓNICA

Operating cash flow (OIBDA-CapEx), excluding investments in spectrum, stood at 3,374 million euros in the first quarter of 2012 (-16.3% year-on-year in organic terms; -14.2% in underlying terms).

Definitions

Organic growth: In financial terms, it assumes constant average exchange rates as of January-March 2011, and excludes hyperinflation accounting in Venezuela. Therefore, in OIBDA and in OI terms, in January-March 2011 the positive impact from the partial reduction of our economic exposure to Portugal Telecom is excluded (+89 million euros). Telefónica’s CapEx excludes investments in spectrum and, in 2011, the real estate commitments associated with Telefónica’s new headquarters in Barcelona.

Underlying growth: Reported figures, excluding exceptional impacts and spectrum acquisition. First-quarter 2012 figures also exclude write-down of Telecom Italia and operating synergies achieved (-482 million euros; -337 million euros net of taxes), as well as PPAs (-262 million euros; -199 million euros net of taxes and minority interests). First-quarter 2011 figures excluded the positive impact from the partial reduction of our economic exposure to Portugal Telecom (+89 million euros) and PPAs (-325 million euros; -215 million euros net of taxes and minority interests).

January – March 2012 Results - TELEFÓNICA

TELEFÓNICA

Financial Data

TELEFONICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January – March
	2012	2011	% Chg
Revenues	15,511	15,435	0.5
Internal exp capitalized in fixed assets	187	169	10.4
Operating expenses	(10,775)	(10,176)	5.9
Supplies	(4,596)	(4,476)	2.7
Personnel expenses	(2,217)	(2,077)	6.7
Subcontracts	(3,400)	(3,129)	8.7
Bad Debt Provisions	(245)	(181)	35.2
Taxes	(317)	(312)	1.5
Other net operating income (expense)	23	42	(44.5)
Gain (loss) on sale of fixed assets	136	104	30.6
Impairment of goodwill and other assets	(1)	(0)	164.2
Operating income before D&A (OIBDA)	5,081	5,574	(8.8)
OIBDA margin	32.8%	36.1%	(3.4 p.p. )
Depreciation and amortization	(2,570)	(2,517)	2.1
Operating income (OI)	2,511	3,057	(17.8)
Profit from associated companies	(481)	(16)	n.m.
Net financial income (expense)	(818)	(579)	41.2
Income before taxes	1,212	2,461	(50.8)
Income taxes	(401)	(728)	(44.9)
Income from continuing operations	811	1,733	(53.2)
Non-controlling interests	(63)	(110)	(42.9)
Net income	748	1,624	(53.9)
Weighted average number of ordinary shares	4,473	4,524	(1.1)
outstanding during the period (millions)
Basic earnings per share (euros)	0.17	0.36	(53.4)

Notes:

- For the basic earnings per share calculation purposes, the weighted average number of ordinary shares outstanding during the period have been obtained applying IAS rule 33 “Earnings per share”. Thereby, there are not been taken into account as outstanding shares the weighted average number of shares held as treasury stock during the period.

- 2011 and 2012 reported figures include the hyperinflationary adjustments in Venezuela in both years.

January – March 2012 Results - TELEFÓNICA

TELEFONICA

GUIDANCE 2012

Unaudited figures (Euros in millions)

	2012	Guidance 2012	2011 Base
	Jan-Mar
Revenues	0.5%	>1%	62,837
OIBDA Margin	(2.8 p.p. )	Lower margin decline than in 2011	(2.0 p.p.	)
CapEx / Sales (ex spectrum)	11.0%	Similar Capex / Sales as in 2011	14.2%
Net financial debt / OIBDA	2.55x	Net financial debt / OIBDA < 2,35	2.46x

- 2012 guidance criteria: Assumes current exchange rates (2012 average FX of € 1: US$ 1.32; € 1: BRL 2.30; € 1: £ 0.85) and constant perimeter of consolidation. At the OIBDA level, excludes write-offs, capital gains/losses from companies disposals and significant exceptionals. CapEx excludes spectrum licenses.

January – March 2012 Results - TELEFÓNICA

TELEFONICA

REPORTED VS. UNDERLYING

Unaudited figures (Euros in millions)

	January – March			%
	Jan-Mar 2012 Reported	Jan-Mar 2012 Underlying	Jan-Mar 2011 Underlying	Underlying Change y-o-y	Reported Change y-o-y
Revenues	15,511	15,511	15,435	0.5%	0.5%

OIBDA	5,081	5,081	5,485	-7.4%	-8.8%

OIBDA margin	32.8%	32.8%	35.5%	(2.8 p.p. )	(3.4 p.p. )

Operating Income (OI)	2,511	2,773	3,292	-15.8%	-17.8%

Net income	748	1,284	1,749	-26.6%	-53.9%

Basic earnings per share (euros)	0.17	0.29	0.39	-25.7%	-53.4%

OpCF (OIBDA-CapEx) ex-spectrum	3,374	3,374	3,933	-14.2%	-16.1%

Exceptional items	2012	2011
Reported OIBDA	5,081	5,574
PT capital gain		(89)

Underlying OIBDA	5,081	5,485

Reported Net Income	748	1,624
PT capital gain		(89)
Telco write-down	337
PPAs	199	215

Underlying Net Income	1,284	1,749

- Underlying growth: Reported figures, excluding exceptional impacts and spectrum acquisition. First-quarter 2012 figures also exclude write-down of the stake in Telecom Italia (-482 million euros; -337 million euros net of taxes), as well as PPAs (-262 million euros; -199 million euros net of taxes and minority interests). First-quarter 2011 figures excluded the positive impact from the partial reduction of our economic exposure to Portugal Telecom (+89 million euros) and PPAs (-325 million euros; -215 million euros net of taxes and minority interests).

January – March 2012 Results - TELEFÓNICA

TELEFONICA

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Unaudited figures (Euros in millions)

	March 2012	December 2011	% Chg
Non-current assets	107,038	108,800	(1.6)
Intangible assets	23,707	24,064	(1.5)
Goodwill	29,207	29,107	0.3
Property, plant and equipment and Investment properties	35,168	35,469	(0.9)
Non-current financial assets and investments in associates	12,369	13,743	(10.0)
Deferred tax assets	6,588	6,417	2.7
Current assets	22,125	20,823	6.2
Inventories	1,190	1,164	2.2
Trade and other receivables	11,364	11,331	0.3
Current tax receivable	1,529	1,567	(2.4)
Current financial assets	2,312	2,625	(11.9)
Cash and cash equivalents	5,729	4,135	38.5
Non-current assets classified as held for sale	1	1	(3.8)
Total Assets = Total Equity and Liabilities	129,162	129,623	(0.4)
Equity	27,551	27,383	0.6
Equity attributable to equity holders of the parent	21,663	21,636	0.1
Non-controlling interests	5,888	5,747	2.5
Non-current liabilities	70,882	69,662	1.8
Non-current financial debt	56,561	55,659	1.6
Deferred tax liabilities	4,909	4,739	3.6
Non-current provisions	7,259	7,172	1.2
Other non-current liabilities	2,153	2,092	2.9
Current liabilities	30,729	32,579	(5.7)
Current financial debt	10,985	10,652	3.1
Trade and other payables	8,621	9,406	(8.3)
Current tax payables	2,413	2,568	(6.0)
Current provisions and other liabilities	8,709	9,953	(12.5)
Financial Data
Net financial Debt (1)	57,131	56,304	1.5

(1)	Figures in million euros. Includes: Long-term financial debt + other long term liabilities (1,665) + short-term financial debt + trade and other payables (58) – non-current financial assets and investments in associates (4,040) – trade and other receivables (57) – current financial assets – cash and cash equivalents.

Note: 2011 and 2012 reported figures include the hyperinflationary adjustments in Venezuela in both years.

January – March 2012 Results - TELEFÓNICA

TELEFONICA

FREE CASH FLOW AND CHANGE IN DEBT

Unaudited figures (Euros in millions)

		January - March
		2012	2011	% Chg
I	Cash flow from operations	3,956	4,517	(12.4)
II	Net interest payment (1)	(1,169)	(878)
III	Payment for income tax	(319)	(476)
A=I+II+III	Net cash provided by operating activities	2,468	3,164	(22.0)
B	Payment for investment in fixed and intangible assets	(2,594)	(2,433)
C=A+B	Net free cash flow after CapEx	(126)	730	c.s.
D	Net Cash received from sale of Real Estate	12	8
E	Net payment for financial investment	(195)	(893)
F	Net payment for operations with minority shareholders and treasury stock(2)	(234)	342
G=C+D+E+F	Free cash flow after dividends	(542)	188	c.s.
H	Effects of exchange rate changes on net financial debt	389	(408)
I	Effects on net financial debt of changes in consolid. and others	(103)	(777)
J	Net financial debt at beginning of period	56,304	55,593
K=J-G+H+I	Net financial debt at end of period	57,131	54,220	5.4

(1)	Including cash received from dividends paid by subsidiaries that are not fully consolidated.
(2)	Dividends paid by Telefónica S.A., operations with treasury stock and operations with minority shareholders from subsidiaries that are fully consolidated.

-Note: 2011 and 2012 reported figures include the hyperinflationary adjustments in Venezuela in both years.

January – March 2012 Results - TELEFÓNICA

RECONCILIATIONS OF CASH FLOW AND OIBDA MINUS CAPEX

Unaudited figures (Euros in millions)

	January - March
	2012	2011	% Chg
OIBDA	5,081	5,574	(8.8)
- CapEx accrued during the period	(1,712)	(1,551)
- Payments related to cancellation of commitments	(210)	(235)
- Net interest payment	(1,169)	(878)
- Payment for tax	(319)	(476)
- Results from the sale of fixed assets	(136)	(104)
-Investment In working capital and other deferred income and expenses	(1,662)	(1,599)
= Net Free Cash Flow after CapEx	(126)	730	c.s.
+ Net Cash received from sale of Real Estate	12	8
- Net payment for financial investment	(195)	(893)
- Net payment for operations with minority shareholders and treasury stock	(234)	342
= Free Cash Flow after dividends	(542)	188	c.s.

Unaudited figures (Euros in millions)	January - March
	2012	2011	% Chg
Net Free Cash Flow after CapEx	(126)	730	c.s.
+ Payments related to cancellation of commitments	210	235
- Operations with minority shareholders	(1)	0
= Free Cash Flow	82	966	(91.5)
Weighted average number of ordinary shares outstanding during the period (millions)	4,473	4,524
= Free Cash Flow per share (euros)	0.02	0.21	(91.4)

Notes:

- The concept “Free Cash Flow” reflects the amount of cash flow available to remunerate Telefónica S.A. Shareholders, to protect solvency levels (financial debt and commitments), and to accomodate strategic flexibility.

The differences with the caption “Net Free Cash Flow after CapEx” included in the table presented above, are related to “Free Cash Flow” being calculated before payments related to commitments (workforce reductions) and after operations with minority shareholders, due to cash recirculation within the Group.

- 2011 and 2012 reported figures include the hyperinflationary adjustments in Venezuela in both years.

January – March 2012 Results - TELEFÓNICA

NET FINANCIAL DEBT PLUS COMMITMENTS

Unaudited figures (Euros in millions)

		March 2012
	Long-term debt (1)	58,227
	Short term debt including current maturities (2)	11,043
	Cash and cash equivalents	(5,729)
	Short and Long-term financial investments (3)	(6,409)
A	Net Financial Debt	57,131
	Gross commitments related to workforce reduction (4)	4,042
	Value of associated Long-term assets (5)	(886)
	Taxes receivable (6)	(1,211)
B	Net commitments related to workforce reduction	1,945
A + B	Total Debt + Commitments	59,077
	Net Financial Debt / OIBDA (7)	2.55x
	Total Net Debt + Commitments / OIBDA (8)	2.74x

(1)	Includes “long-term financial debt” and 1,665 million euros of “other long-term debt”.
(2)	Includes “short-term financial debt” and 58 million euros of “trade and other payables” from Rent to Rent operations of T. España.
(3)	Includes “Current financial assets”, 4,040 million euros recorded under the caption of “Non-current financial assets and investments in associates” and 57 million euros of “trade and other receivables” from Rent to Rent operations of T. España.
(4)	Mainly in Spain. This amount is detailed in the captions “Long-term provisions” and “Short-term provisions and other liabilities” of the Statement of Financial Position, and is the result of adding the following items: “Provision for Pre-retirement, Social Security Expenses and Voluntary Severance”, “Group Insurance”, “Technical Reserves”, and “Provisions for Pension Funds of Other Companies”.
(5)	Amount included in the caption “Non-current financial assets and investments in associates” of the Statement of Financial Position. Mostly related to investments in fixed income securities and long-term deposits that cover the materialization of technical reserves of the Group insurance companies.
(6)	Net present value of tax benefits arising from the future payments related to actual workforce reduction commitments.
(7)	Calculated based on the last 12 months OIBDA adjusted by the workforce provision in Spain.
(8)	Calculated based on the last 12 months OIBDA excluding results on the sale of fixed assets and adjusted by the workforce provision in Spain.
-Note:	2011 reported figures include the hyperinflationary adjustments in Venezuela.

January – March 2012 Results - TELEFÓNICA

DEBT STRUCTURE BY CURRENCY

Unaudited figures

	March 2012
	EUR	LATAM	GBP	CZK	USD
Debt structure by currency	73%	15%	6%	3%	3%

CREDIT RATINGS

	Long- Term	Short-Term	Perspective	Date of last rating change
Moody’s1	Baa1	P-2	Negative	02/02/2012
JCR[2]	A	—	Negative	23/03/2012
S&P1	BBB+	A-2	Negative	21/12/2011
Fitch/IBCA[1]	BBB+	F-2	Stable	27/09/2011

(1)	The rating is issued by a credit rating agency established in the EU and registered under Regulation (EC) 1060/2009.
(2)	The rating is issued by a third country credit rating agency that is certified in accordance with Regulation (EC) 1060/2009.

TELEFONICA

EXCHANGES RATES APPLIED

	P&L and CapEx (1)		Statement of Financial Position (2)
	Jan -Mar 2012	Jan -Mar 2011	March 2012	December 2011
USA (US Dollar/Euro)	1.311	1.367	1.336	1.294
United Kingdom (Sterling/Euro)	0.834	0.854	0.834	0.835
Argentina (Argentinean Peso/Euro)	5.689	5.488	5.849	5.569
Brazil (Brazilian Real/Euro)	2.316	2.279	2.434	2.427
Czech Republic (Czech Crown/Euro)	25.083	24.375	24.730	25.800
Chile (Chilean Peso/Euro)	640.783	658.679	651.025	671.795
Colombia (Colombian Peso/Euro)	2,356.984	2,566.024	2,393.490	2,513.662
Costa Rica (Colon/Euro)	675.676	694.927	686.342	670.691
Guatemala (Quetzal/Euro)	10.189	10.702	10.273	10.106
Mexico (Mexican Peso/Euro)	17.014	16.495	17.108	18.047
Nicaragua (Cordoba/Euro)	30.338	30.102	31.187	29.726
Peru (Peruvian Nuevo Sol/Euro)	3.515	3.800	3.563	3.489
Uruguay (Uruguayan Peso/Euro)	25.599	26.785	26.100	25.746
Venezuela (Bolivar Fuerte/Euro) (3)	5.743	6.109	5.743	5.564

(1)	These exchange rates are used to convert the P&L and CapEx accounts of Telefónica foreign subsidiaries from local currency to euros.
(2)	Exchange rates as of 03/31/12 and 12/31/11.
(3)	After considering Venezuela as an hyperinflationary country, P&L and CapEx from the operations in the country are to be accounted at the closing exchange rate Bolivar Fuerte/Euro.

January – March 2012 Results - TELEFÓNICA

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Latinoamérica1

In the first quarter of 2012 Telefónica continued focused on capturing the growth of its markets, strongly fuelling commercial activity as a lever for future revenues growth. This strategy translated into a historic mark for new customer acquisition in a first quarter, despite higher penetration levels in the region, and enabled Telefónica to accelerate the pace of growth in its customer base to 205 million accesses. Accesses rose by 11% year-on-year in the quarter, accelerating the pace of growth in the customer base for the fourth consecutive quarter.

Highlights of key trends in the mobile business in the first quarter of 2012 include:

•	Penetration in Latin America is estimated at 122% (+21 percentage points year-on-year).

•	Telefónica’s mobile accesses growth accelerated to 13% year-on-year in the first quarter (+11% to December 2011), boosting the accesses base to 170.8 million users.

•

Telefónica maintained its lead in the region’s contract segment, with a total of 36.0 million accesses (+17% year-on-year in the quarter), which accounted for more than 21% of the Company’s total mobile accesses.

•

Mobile broadband accesses doubled from the first quarter of 2011 to 18.6 million, reaching a penetration rate of 11% of the Company’s mobile access base. It is worth mentioning the sharp increase in demand for smartphones, whose customer base has more than tripled from March 2011.

•	Net additions amounted to 4.5 million accesses, nearly double those of the same period in 2011, thanks to the higher gross additions (+24% year-on-year) and churn contention.

•	Traffic in the mobile network rose by 19% year-on-year, with outgoing traffic rising by 22% and voice traffic growth outpacing the growth of accesses.

•

ARPU in the region rose by 0.4% year-on-year in organic terms despite the negative impact of mobile termination rates cuts. Outgoing ARPU rose 4.2% year-on-year in organic terms, reflecting the Company’s focus on maximising customer value.

Highlights from the fixed business in the first quarter of 2012 include the following:

•	Telefónica’s fixed accesses in the region rose by 2% year-on-year to 34.6 million accesses.

•	Accesses at the traditional business delivered an improved performance from previous quarters, slipping by 1% year-on-year to 23.9 million.

•	The Company’s retail broadband accesses climbed by 12% year-on-year to reach 8.0 million, following net additions of 169 thousand accesses in the quarter.

•	Net additions of pay TV customers totalled 37 thousand in the quarter, bringing the customer base to 2.3 million, up 23% year-on-year.

•

The ongoing focus on bundling and broadband is reflected in the fact that 75% of fixed accesses now include some bundled offer package (+7 percentage points year-on-year), while 89% of broadband accesses are subscribed to a double or triple-play offer.

Telefónica Latinoamérica’s revenues reached 7,519 million in the quarter and rose by 8.3% year-on-year in reported terms (+7.8% in organic terms), showing significant acceleration in the first quarter in both cases (+2.5% reported in the fourth quarter of 2011; +5.3% in organic terms). The acceleration of revenues growth mainly reflects improved performance in mobile service revenues and is an evidence of the success of the mid-2011 shift in the Company’s commercial strategy.

[1]

Organic growth: In financial terms, it assumes constant average exchange rates and excludes changes in the perimeter of consolidation and hyperinflation accounting in Venezuela. CapEx excludes investments in spectrum.

January – March 2012 Results - TELEFÓNICA

The strong increase in mobile broadband revenues remained a key growth driver, leading for another quarter to a significant increase in mobile data revenues, which rose by 28.8% year-on-year and accounted for 28% of mobile service revenues (+3 percentage points year-on-year). Rising connectivity revenues bolstered the growing weight of non-SMS data revenues, which accounted for 55% of data revenues (+3 percentage points year-on-year).

Operating expenses reached 5,136 million euros in the quarter, increasing a 14.3% year-on-year in reported terms (+13.8% in organic terms), in a context of higher level of commercial activity than in the same period of 2011 driven to fuel future revenues growth of the Company.

•

Supply costs posted a year-on-year increase of 7.6% (+6.7% in organic terms) to reach 1,916 million euros, as a consequence of market dynamics characterised by the growth of new businesses. This can be observed in the growth of costs of circuits, sites and tower rentals, higher handset costs, influenced similarly by the higher weight of high end handsets as the smartphones, and higher content provider costs.

•

Subcontract expenses reached 2,074 million after rising 14.8% year-on-year in reported terms (+14.6% in organic terms). This evolution is a consequence of the higher commercial activity and the Company’s focus on keeping high quality levels amid increased inflation in some countries, which led to increased commissions, systems and network costs, and higher expenses in customer care.

•

Personnel expenses totalled 741 million, with a year-on-year increase of 21.2% in reported terms (+20.9% in organic terms) which is partially explained by non-recurrent restructuring expenses associated to headcount reduction programs in Brazil (56 million euros in the quarter).

OIBDA stood at 2,549 million euros in the first quarter of 2012, growing by 0.8% year-on-year in reported terms (+0.2% organic), despite the sizeable increase in commercial activity. First-quarter OIBDA reflected the impact of the sale of non-strategic towers (95 million euros versus 11 million euros in the first quarter of 2011) and the workforce restructuring costs in Brazil above mentioned. Moreover, OIBDA was affected by the start-up operation in Costa Rica from the fourth quarter of 2011 (-15 million euros). The OIBDA margin was 33.9% in the quarter.

CapEx reached 906 million euros in the quarter, a 28.8% year-on-year increase (+27.5% in organic terms), mainly related to network rollout to provide voice and fixed and mobile broadband and CapEx related to the deployment of pay TV services, corporate services and systems.

Thus, Operating Cash Flow totalled 1,643 million euros, showing a year-on-year decrease of 10.0%, although year-on-year evolution cannot be extrapolated to the rest of the year given the different levels of investment execution in both years.

BRAZIL (year-on-year Changes In Local Currency)

Against a favourable economic backdrop, the Brazilian telecommunications market continues to post significant growth.

Telefónica Brasil maintained its market leadership, leveraging the strength of its differential assets, the benefits of being an integrated operator and its leadership in higher value segments.

It is worth to highlight the successful launch of “VIVO” brand for all services on April 15, strengthening the Company’s positioning throughout Brazil with an integrated services portfolio.

On the other hand, it is important to mention the consolidation of the leadership in terms of service quality, with the best quality indexes in terms of customer service and the lowest number of claims in the mobile business. In the fixed business, the investment efforts to guarantee an enhanced service quality are reflected in the strong drop in the number of claims for all services.

In the first quarter of the year the Company recorded an intense commercial activity, especially in the mobile business, boosted by the growing take-up of the new services and tariffs portfolio launched in the second half of 2011. Particularly noteworthy are the positive results the Company continues to achieve in the prepay segment, leveraging “VIVO Sempre”, and in the contract segment, thanks to the success of its new tariff plans “VIVO Ilimitado”. Additionally, it is important to highlight that the Company continues to strengthen its competitive positioning following the launch of its commercial activity in the 1800 MHz band in the North and North-eastern, Bahia, Sergipe, Espiritu Santo, Sao Paulo, Rio, Parana and Santa Catalina regions.

January – March 2012 Results - TELEFÓNICA

At the fixed business, the Company continued to advance in the launch of services through “fixed wireless” technology in new areas of operations, being already available in the main eight metropolitan areas of the country.

Thus, the Company managed 90.4 million accesses at the end of the first quarter of 2012, with year-on-year growth accelerating in the quarter to 16% (+15% in December 2011).

Highlights of the operating performance of the mobile business:

•	Penetration in Brazil stood at 128% (+20 percentage points year-on-year) at the end of the quarter.

•

In a highly competitive environment, the Company continued to gain market share, reaching 29.8% at the end of the quarter (+0.3 percentage points year-on-year), with an outstanding position in higher value segments thanks to its competitive advantages in terms of both quality and network coverage and brand image, reaching a 36.5% market share in contract and a 43.8% share in mobile data (+1 percentage point and +2 percentage points higher than one year ago, respectively).

•

Mobile accesses totalled 74.8 million at the end of March 2012, up 20% year-on-year, underpinned by the strong increase in net additions which, with 3.2 million new accesses, almost doubled the figure of the first quarter of 2011. Particularly noteworthy is the steady acceleration in the growth of mobile broadband accesses, which now account for 11% of total accesses, more than 2 times accesses in March 2011, thanks to strong growth in “smartphones” (4x year-on-year).

•	Churn stood at 2.5%, down 0.2 percentage points year-on-year.

•	The success of the latest commercial campaigns is reflected in the performance of traffic, which advanced by 30% year-on-year in the first quarter of the year.

•	ARPU decreased by 5.5% due to the strong growth in new accesses amid higher penetration levels and the reduction in mobile termination rates.

Regarding commercial activity at the fixed business main highlights in the first quarter were:

•	Traditional accesses stood at 10.9 million (-3% year-on-year), with net losses 20% lower than in the first quarter of 2011 (-96 thousand accesses in 2012).

•

Retail Broadband accesses totalled 3.7 million (+9% year-on-year) after posting 52 thousand net additions in the quarter against a backdrop of strong competition. Broadband accesses increased their weight over fixed accesses by 4 percentage points compared with the first quarter of 2011 to 34%. It should be noted that the Company’s customer base of ultra-broadband services over fibre continued to grow, reaching more than 70 thousand accesses at the end of the quarter.

•	Pay TV accesses advanced 34% year-on-year to 683 thousand. Stripping out the consolidation of TVA accesses, effective from June 2011, the growth of accesses would have been 4% year-on-year.

Revenues reached 3,604 million euros in the first quarter 2012, with a 4.2% year-on-year growth, mainly reflecting the strong performance of the mobile business, which offset the decline in fixed business revenues. Note that the reduction in mobile termination rates (VUM; -13.7%) and in the fixed-mobile call retail rate (VC; -10.4%) came into effect on February, 25 with a negative impact of 30 million euros on revenues in the quarter, reducing year-on-year growth by 0.9 percentage points. Highlights by business:

Mobile revenues in the quarter stood at 2,208 million with a solid 10.2% year-on-year growth:

•

Mobile service revenues increased by 13.7% year-on-year in the quarter (+12.6% in 2011) despite the reduction in mobile termination rates (+14.8% excluding this effect), driven by the strong accesses growth and the growing contribution of data revenues, which advanced 29.4% year-on-year and accounted for 25% of service revenues (+3 percentage points year-on-year). Non-SMS data revenues accounted for 62% of total data revenues thanks to the strong performance of the mobile broadband business.

Fixed revenues stood at 1,395 million euros in the first quarter of 2012, posting a similar year-on-year trend than in the previous quarter (-4.1% year-on-year; -3.9% year-on-year in the fourth quarter of 2011). However, stripping out the effect of the fixed to mobile call retail rate reduction, revenues would have shown an improvement in the quarter (-3.4% year-on-year):

January – March 2012 Results - TELEFÓNICA

•

Voice and access revenues decreased by 10.4%, reflecting the impact of fixed-mobile substitution linked to the success of mobile long-distance campaigns, the reduction in fixed to mobile call retail tariffs (-9.7% excluding this effect) and the lower number of accesses.

•

Broadband and new services revenues advanced by 11.4% year-on-year thanks to the solid growth in Internet, pay TV and content (+10.4%) and in data, IT and capacity rental revenues (+13.6%), which accounted for 34% of the Company’s total fixed revenues.

Operating expenses reached 2,479 million euros, advancing by 10.0% year-on-year in the first quarter, mainly due to the increase in commercial expenses associated with higher commercial activity, non-recurrent restructuring expenses related to the headcount restructuring program (56 million euros in the quarter) and non-recurrent expenses related to the brand unification process (9 million). Supply expenses decreased by 1.2% year-on-year due to lower interconnection costs stemming from the reduction in mobile termination rates and lower off-net traffic.

Furthermore, it should be noted that the quarter reflected the accounting for the sale of non-strategic towers (93 million euros).

As a result, OIBDA in the first quarter of 2012 totalled 1,246 million euros (+0.5% year-on-year), with an OIBDA margin of 34.6% (-1.3 percentage points year-on-year).

CapEx as of March 2012 totalled 507 million euros, up 64.9% year-on-year, mainly related to the finalization in the quarter of projects linked to improving the capacity and mobile coverage. However, the year-on-year change of the quarter cannot be extrapolated to the rest of the year given the different levels of investment execution in both years.

ARGENTINA (year-on-year changes in local currency)

In the first quarter of 2012 Telefónica Argentina continued strengthening its competitive position thanks to a differentiated offer based on bundled services.

During the first quarter was particularly noteworthy the strengthened bundled offer of broadband and value added services with three different settings (Beginner, Family and Premium) and the highly segmented approach to cover all customer needs. Moreover, the Company continued focusing on the development of fixed and mobile broadband integrated offers.

Thus, the Company managed 22.8 million accesses at the end of March 2012, up 3% year-on-year.

Highlights regarding operating trend at the mobile business in the quarter were:

•	The estimated mobile penetration stood at 137% (+7 percentage points year-on-year).

•

The Company’s mobile accesses stood at 16.5 million, with a year-on-year increase of 3% boosted by the solid performance of the contract segment accesses (+7% year-on-year), which accounted for 38% of the mobile accesses.

•

Churn rose to 3.3% in the quarter (+0.5 percentage points year-on-year) due to higher disconnections of low value customers in the prepay segment, which resulted in net losses of 232 thousand accesses in the quarter.

•	Traffic increased by 9% year-on-year in the quarter, led by the increase in outgoing traffic (+11% year-on-year).

•	ARPU posted a strong 15.9% year-on-year increase on the back of solid growth in traffic and higher penetration of data services.

On the fixed business commercial activity in the first quarter of 2012 highlights were:

•

Traditional fixed accesses stood at 4.6 million remained stable year-on-year (-0.4%). As a result of the continued focus on services bundling, 64% of accesses already include some type of service bundling (+3 percentage points year-on-year).

•

Telefónica managed 1.6 million retail broadband accesses, up 10% year-on-year and with 32 thousand net additions in the quarter. These results reflect the Company’s commercial focus on its “Speedy” offers and on its new digital and entertainment services in an environment in which Telefónica continues to strengthen the high levels of quality and service excellence as the basis of its market position.

January – March 2012 Results - TELEFÓNICA

Revenues reached 869 million euros in the first quarter, with year-on-year growth accelerating to 18.6% (+12.9% in the fourth quarter).

Mobile revenues totalled 561 million euros in the quarter, with year-on-year growth (+20.8%) accelerating compared with previous quarters:

•

Mobile service revenues showed a very positive performance (+21.8% year-on-year), reflecting both increased levels of usage and the focus on maximising customer value. Data revenues were the main growth driver and advanced by 33.6% year-on-year in the first quarter, now accounting for 41% of service revenues.

Fixed revenues totalled 337 million euros in the first quarter, a solid year-on-year increase of 15.3%:

•	Voice and access revenues increased by 8.0% in the quarter as a result of the strategy based on bundling voice services and accesses stability.

•

Particularly noteworthy is the strong increase in broadband and new services revenues (+26.2% year-on-year), underpinned by solid growth in internet and content (+24.8% year-on-year) and data, IT and capacity rental revenues (+25.5% year-on-year), which together accounted for 45% of fixed revenues (+4 percentage points year-on-year).

Operating expenses increased by 23.9% mainly due to widespread price increases that translated into higher subcontract expenses (+31.8% year-on-year) and higher personnel expenses (+23.3% year-on-year). Moreover, supply expenses increased by 18.2% year-on-year due to higher equipment’s expenses.

OIBDA in the quarter stood at 271 million euros, up 8.2% year-on-year, with an OIBDA margin of 30.6% (-2.7 percentage points year-on-year).

CapEx reached 86 million euros at the end of the first quarter, up 47.8% year-on-year on the back of focus on strengthening quality leadership, especially in fixed and mobile broadband services. Quarter year-on-year comparison cannot be extrapolated to the rest of the year given the different levels of investment execution in both years.

CHILE (year-on-year changes in local currency)

Telefónica continued to lead the Chilean market in the first quarter of 2012 thanks to a unique integrated and differential offer in a highly competitive environment.

Particularly noteworthy is the recent introduction of number portability in the market: fixed number portability was introduced in the Santiago metropolitan region at the end of the first quarter and the implementation process is expected to be completed in the third quarter, while in the mobile business it began nationwide since 16 January 2012.

The Company continued to develop a services portfolio that is a market reference, with particular focus on services bundling and the development of fixed ultra-broadband offers through VDSL technology and fibre optic. In the mobile business, main highlights in the quarter were the portability number campaigns and the continued improvement on mobile broadband plans.

Against this backdrop, Telefónica managed 12.8 million accesses in Chile, with a year-on-year increase of 5%.

Highlights regarding operating performance at the mobile business were:

•	Mobile penetration in the Chilean market is estimated at 145% at the end of the first quarter (+17 percentage points year-on-year).

•

Telefonica Chile’s mobile accesses stood at 9.7 million, and posted a solid year-on-year growth of 7%, after recording net additions of 155 thousand accesses in the quarter, boosted by the strong performance of gross additions (+19% year-on-year).

January – March 2012 Results - TELEFÓNICA

•	Churn increased to 2.2% (+0.9 percentage points year-on-year), affected by the introduction of number portability and stiffer competition in the market.

•	Mobile broadband accesses posted a solid growth (2x year-on-year) reaching a penetration of 13% of the total base.

•	Traffic increased by 6% year-on-year boosted by outgoing traffic (+7% year-on-year).

•	ARPU declined by 2.6%, driven by the decline in the prepaid ARPU associated to high levels of penetration, and despite the positive trend of the contract ARPU.

Regarding commercial activity in the fixed business, highlights at the end of the first quarter of 2012 were:

•	Traditional accesses stood at 1.8 million (-6% year-on-year), following a net loss of 38 thousand accesses in the quarter).

•	The Company managed 886 thousand retail broadband accesses, accelerating year-on-year growth for the second consecutive quarter to 8%, following 8 thousand net additions in the quarter.

•	Pay TV accesses stood at 401 thousand, up 12% year-on-year, with net additions of 10 thousand accesses in the quarter.

Revenues totalled 622 million euros in the first quarter of 2012, with year-on-year growth accelerating to 5.7%.

Mobile revenues (378 million euros) posted year-on-year growth of 6.2%:

•

It is important to highlight mobile service revenues positive performance (+5.9% year-on-year) boosted by accesses growth and the solid contribution of data revenues (+5.0% year-on-year) despite being the later negatively hit in the quarter by a change in the marketing strategy for premium SMS. Non-SMS revenues accounted for 73% of data revenues (+2 percentage points year-on-year), thanks to the increased penetration of mobile broadband services.

•	Handset revenues advanced 9.4% year-on-year driven by increased commercial activity.

Fixed revenues stood at 269 million euros in the quarter, up 1.9% year-on-year, reversing the negative trend of the previous quarter (-3.7% year-on-year):

•

Broadband and new services revenues grew by 15.1% year-on-year and now account for 50% of fixed revenues (+6 percentage points year-on-year). This positive performance was underpinned by the acceleration of Internet, TV and content revenues growth (+19.0% year-on-year) and the increase in data, IT and capacity rental revenues (+5.4% year-on-year).

•	Voice and access revenues decreased by 8.3% year-on-year amid a more mature environment and lower fixed traditional accesses.

Operating expenses showed an increase of 14.4%, stemming from higher supply expenses (+18.2% year-on-year) due to increased commercial activity in the mobile business, higher costs of content and interconnection traffic growth. Additionally, subcontract expenses rose by 15.3% year-on-year due to higher advertisement spending and improved customer service.

OIBDA stood at 242 million euros in the first quarter of 2012 (-4.7% year-on-year), with an OIBDA margin of 38.9% (-4.3 percentage points year-on-year) that mainly reflected the impact of higher commercial activity.

CapEx amounted to 107 million euros in the quarter, up 35.9% year-on-year as a result of the development and improvement in the quality of fixed and mobile broadband services. It is important to note that year-on-year comparison of the quarter cannot be extrapolated to the rest of the year given the different levels of investment execution in both years.

PERÚ (year-on-year changes in local currency)

In the first quarter of 2012, Telefónica consolidated its leadership in the Peruvian market, capitalising on the appeal of its integrated services’ offer.

January – March 2012 Results - TELEFÓNICA

In the quarter the commercial offer was focused on the mobile broadband, fostering the sale of smartphones and data plans, besides the expansion of bundled offers in the fixed business.

Telefónica Peru managed 19.3 million accesses at the end of the first quarter of 2012 (+13% year-on-year).

Highlights of quarterly performance at the mobile business include:

•	The estimated mobile penetration in the market stood at 79% (+11 percentage points year-on-year).

•

The Company’s mobile accesses stood at 14.4 million at the end of March, a 15% year-on-year increase, marking the fifth consecutive quarter of accelerating growth, thanks to robust performance in contract segment accesses, which grew by 25% year-on-year and accounted for 21% of total accesses (+2 percentage points year-on-year).

•

Net additions amounted to 447 thousand accesses in the quarter, 8 times those of the same period in 2011, due to the higher number of gross adds and the lower churn (3.3%, -0.2 percentage points year-on-year).

•	Traffic rose sharply (+29% year-on-year) in the first quarter due to the increase in higher value customers.

•	ARPU slipped 1.7% but showed clear improvement from the previous quarter (-3.4% year-on-year in the fourth quarter), driven by outgoing ARPU (+2.8% year-on-year in the quarter).

Highlights of the operating performance of the fixed business in the quarter include:

•	Traditional accesses totalled 2.9 million at the end of March 2012, an increase of 1%, reversing the negative numbers of 2011 and clawing back the entirety of the previous year’s net accesses loss.

•

The Company managed 1.2 million retail broadband accesses, which enjoyed substantial year-on-year growth of 28%, driven by high net additions in the quarter (62 thousand accesses), surpassing those of both the same quarter of 2011 and the previous quarter.

•	Pay TV accesses stood at 828 thousand, up 16% year-on-year, the fourth consecutive quarterly increase, with net additions of 29 thousand accesses (+42% year-on-year).

Revenues amounted to 566 million euros in the first quarter of 2012, up 5.8% year-on-year, despite negative regulatory impacts which affected fixed-mobile calls (due to both, a change of ownership of calls and a drop in the regulated retail rate) and the cut in mobile termination rates in October 2011. Excluding these regulatory impacts, revenues rose by 9.4%.

Mobile revenues (312 million euros in the first quarter) increased their pace of year-on-year growth to 10.0% (+8.3% year-on-year in the fourth quarter of 2011):

•

Mobile service revenues posted a sound performance (+11.8% year-on-year vs. +7.5% in the previous quarter) despite the negative impact of regulatory changes aforementioned. Excluding these effects, revenues increased 16.5% year-on-year. Also worth noting was a sharp increase in mobile data revenues (+30.5% year-on-year in the quarter vs. +15.3% in the fourth quarter of 2011), as data accounted for 16% of mobile service revenues (+2 percentage points year-on-year). This performance was fuelled by non-SMS data revenues (+32.6% the quarter), which now account for 63% of data revenues (+2 percentage points year-on-year).

Fixed line revenues stood at 285 million euros in the first quarter of 2012, virtually flat year-on-year (-0.3% year-on-year).

•

Revenues from broadband and new services now account for 58% of revenues, climbing 10.8% year-on-year as a whole, thanks to the positive performance of Internet, TV and content revenues (+14.0% year-on-year).

•	Voice and access revenues fell by 11.6%, impacted by regulatory changes (-5.6% without these factors).

Operating expenses grew by 10.2% year-on-year, mainly due to higher commercial costs as a consequence of the substantial increase in commercial activity in both businesses, fixed and mobile with a higher mix of smartphones. These costs were partially offset with lower personnel costs (-3.3% year-on-year) related to efficiencies gains from the Redundancy Program carried out last year.

January – March 2012 Results - TELEFÓNICA

OIBDA stood at 204 million euros in the first quarter of 2012 (+0.3% year-on-year), with an OIBDA margin of 36.1% (-2.0 percentage points year-on-year).

CapEx totalled 58 million euros in the quarter, a year-on-year increase of 54.9%, supporting the strong growth of the Company in both the fixed and mobile businesses (3G network deployment and increase in capacity). Quarter year-on-year comparison cannot be extrapolated to the rest of the year given the different levels of investment execution in both years.

COLOMBIA (year-on-year changes in local currency)

Telefónica recorded solid results in Colombia in the quarter, with substantial improvements on both the commercial and the financial sides.

During the first quarter of 2012, the Company launched new commercial plans in the mobile business focused on the integration of voice and data, and continued to strengthen its bundled offers in the fixed business.

Telefónica managed 14.3 million accesses in Colombia at the end of March of 2012 (+16% year-on-year), increasing the pace of growth from previous quarters.

Main highlights of the mobile business’ performance in the quarter include:

•	The estimated mobile penetration in the market reached 106% at the end of the first quarter of 2012, up 8 percentage points year-on-year.

•

The Company’s mobile accesses jumped to 11.9 million, recording for the third consecutive quarter an acceleration in its growth rate (+20% year-on-year), with encouraging performance in both the prepaid (+21% year-on-year) and contract (+17% year-on-year) segments.

•

Net additions maintained a very robust performance in the quarter, with 542 thousand new accesses (vs. a net loss of 34 thousand in the first quarter of 2011), driven by rising gross additions and contained churn, which stood at 2.4%, shrinking by 1.2 percentage points year-on-year.

•	Traffic rose 4.9% year-on-year.

•	ARPU improved its trend versus the previous quarter (-4.0% year-on-year vs. -6.3% in the fourth quarter), though it was still negatively impacted by mobile termination rates’ cuts.

Highlights of the commercial activity at the fixed line business in the first quarter include:

•	Traditional fixed line accesses stood at 1.5 million, virtually unchanged from the fourth quarter of 2011(-7% year-on-year).

•	The Company managed 628 thousand retail broadband accesses, with year-on-year growth of 9% following net additions of 16 thousand in the quarter (6 thousand accesses in the fourth quarter of 2011).

•	Pay TV accesses reached 255 thousand with a year-on-year increase of 17% showing the Company’s effort in the offer repositioning as a differential aspect of its bundling strategy.

Revenues in the quarter reached 439 million euros, accelerating their pace of growth to 7.0% year-on-year (vs. +3.4% in the fourth quarter of 2011).

Mobile revenues stood at 267 million growing by 11.2% year-on-year, the largest increase in five quarters:

•

This evolution reflects the strong performance of mobile service revenues (+10.8% year-on-year). Mobile data revenues were again the main driver of growth, showing a strong year-on-year increase (+30.2% in the first quarter of 2012) and accounting for 24% of service revenues (+4 percentage points year-on-year). Non-SMS revenues accounted for 89% of data revenues (+2 percentage points year-on-year) and grew by 32.9% year-on-year in the first quarter of the year.

Fixed revenues totalled 181 million euros and resumed their growth trend in the quarter (+0.8% year-on-year) after ending 2011 with negative growth:

January – March 2012 Results - TELEFÓNICA

•

Particularly noteworthy was a sharp increase in broadband and new service revenues (+15.6% year-on-year), which accounted for 50% of revenues, fuelled by buoyant growth in Internet and content revenues (+8.8% year-on-year) and data, IT and capacity rental revenues (+22.6% year-on-year).

•	Voice and access revenues slowed their rate of decline to 11.0% year-on-year in a highly competitive environment.

Operating expenses grew by 2.0% year-on-year in the quarter, due largely to greater commercial activity in the mobile business, which resulted in higher supplies and subcontracts expenses, partly offset by the efficiencies applied in managing the business, as shown in personnel expenses (-4.6% year-on-year).

OIBDA stood at 137 million euros in the first quarter (+5.4% year-on-year), with an OIBDA margin of 31.2%, virtually flat year-on-year (-0.5 percentage points). The year-on-year comparison is impacted by the accounting for the allocation of rights of use of non-core assets in the first quarter of 2011 (11 million euros).

CapEx amounted to 38 million euros in the quarter (-25.0% year-on-year). Quarter year-on-year comparison cannot be extrapolated to the rest of the year due to the different levels of investment execution in both years. The Company continued to bet on Colombia as a market with a strong growth potential, focusing the investments on the constant improvement of broadband, both fixed and mobile.

MEXICO (year-on-year changes in local currency)

Amid dynamic market conditions and following the significant reduction in termination rates by the regulator in the second quarter of 2011, the Company has taken decisive action, bolstering its all-destination tariff plans in order to boost its position in the mobile market and to accelerate the capture of the fixed business value.

In this regard, it is noteworthy the good acceptance in the market of the new plans “Lite” in the prepaid segment, based on tariffs to all destinations. Additionally the Company continues to strengthen its focus on customer value through segmented plans for the post-paid segment.

Highlights of the operating performance of the business in the first quarter of 2012:

•	The estimated penetration in the Mexican mobile market stood at 82% (-2 percentage points year-on-year).

•	Telefónica’s total accesses stood at 20.0 million (-3% year-on-year).

•	Mobile accesses totalled 19.2 million, down 4% year-on-year, following the application of more restrictive criteria to both gross additions and customer disconnections from the third quarter of 2011.

•

The introduction of these criteria affected mobile net additions (-531 thousand accesses in the quarter), reflecting the decline in gross additions (-18% year-on-year) and the increase in churn (3.5%; +1 percentage point year-on-year) caused by the disconnection of low-value prepay accesses.

•	Mobile broadband accesses multiplied by 2.4 times compared with March 2011, reflecting the rapid roll-out of the 3G network and the commercial repositioning of the Company in the data business.

•

ARPU decreased by 1.9% year-on-year following the reduction in termination rates. Outgoing ARPU grew 10.4% year-on-year in the quarter, with a strong acceleration compared with the previous quarter (+0.3% year-on-year).

Revenues in the first quarter of 2012 stood at 390 million euros, keeping the steady improvement towards the recovery (-3.4% year-on-year; -11.3% in the fourth quarter of 2011), thanks to sharp growth in mobile service revenues (-5.0% in the first quarter; -14.3% in the previous quarter) and, to a lesser extent, the increase in handset sale revenues. The reduction in termination rates had a negative impact on revenues of 40 million euros in the quarter. Excluding this effect, mobile service revenues would have risen sharply in the quarter, by 5.9% year-on-year compared with a 1.7% drop in the previous quarter, fuelled by growth in outgoing revenues (+8.1% year-on-year; +4.7% in Q4 11).

January – March 2012 Results - TELEFÓNICA

Data revenues jumped by 24.8% year-on-year and accounted for 33% of mobile service revenues (+8 percentage points year-on-year). Non-SMS data revenues (+85% year-on-year) were the main driving force behind this positive performance and represented 31% of data revenues.

Operating expenses rose by 5.7% year-on-year in the first quarter of 2012, mainly affected by the increase in customer care service and advertising costs and the growth of expenses associated with the strong network development.

OIBDA stood at 83 million euros in the first quarter of 2012 (-24.7% year-on-year), with an OIBDA margin of 21.4% (-6.1 percentage points year-on-year). The aforementioned reduction in termination rates had a strong negative impact in the OIBDA and OIBDA margin evolution year-on-year (-15 million euros). Excluding this factor, OIBDA would have decreased 11.1% mainly as a result of higher costs associated with the commercial repositioning of the Company.

CapEx amounted to 28 million euros in the first quarter of 2012 (-62.2% year-on-year), mainly devoted to investments in capacity and deployment of 2G and 3G network. It should be noted that year-on-year performance cannot be extrapolated for the whole year, due to the different path of execution of investment in both years.

VENEZUELA (year-on-year changes in organic terms)

Venezuela’s estimated mobile market penetration in the first quarter of 2012 was 106% (+8 percentage points year-on-year).

Telefónica maintains its lead position in the Venezuelan market, with a strategy focused on innovation based on a market-beating range of products and services, which is reflected in its positive performance in the first quarter of 2012. It is worth highlighting that in the first quarter the mobile broadband offer continues improving, with the launch of new smartphones.

Telefónica managed a total of 10.7 million accesses in Venezuela at the end of March 2012 (+6% year-on-year). The following are highlights of operating performance in the first quarter of 2012:

•

Mobile accesses totalled 9.7 million (+7% year-on-year), resuming their growth trend following net additions of 256 thousand in the quarter (-437 thousand in the first quarter of 2011; +192 thousand in the fourth quarter of 2011).

•	Churn dropped significantly to 2.0% (-1.7 percentage points year-on-year), with marked improvement in all segments.

•	Traffic cemented its consistent year-on-year growth with an increase of 9%.

•	ARPU climbed by 18.6% year-on-year, reflecting the sharp rise in data ARPU, supported by a premium quality network in the market.

Revenues totalled 663 million euros in the first quarter of 2012, with year-on-year growth accelerating to 23.5%. This performance was the result of a positive trend in mobile service revenues, which rose by 23.7% year-on-year, fuelled by a larger customer base and solid ARPU performance. Data revenues had an especially positive performance, with growth of 33.4% year-on-year, and accounting for 39% of mobile service revenues (+3 percentage points year-on-year). Non-SMS data revenues represented 51% of data revenues and rose 59% year-on-year.

OIBDA totalled 287 million euros in the first quarter, with year-on-year growth of 17.8%. The Company’s OIBDA margin stood at 43.3% (-2.6 percentage points year-on-year) with continued high levels of efficiency in a context of widespread price increases that translated into higher personnel and subcontract expenses.

CapEx amounted to 64 million euros in the first quarter, mainly devoted to investments in capacity and 3G network deployment. It should be noted that year-on-year growth in the quarter (-30.9% year-on-year) cannot be extrapolated for the whole year due to the different path of execution of investment in both years.

January – March 2012 Results - TELEFÓNICA

LATINOAMERICA

ACCESSES

Unaudited figures (thousands)

	2011				2012
	March	June	September	December	March	% Chg
Final Clients Accesses	185,432.9	189,779.0	194,260.6	200,760.5	205,433.8	10.8
Fixed telephony accesses (1)	24,196.2	24,173.4	24,126.6	23,960.7	23,905.3	(1.2)
Internet and data accesses	7,776.8	7,974.5	8,147.9	8,244.2	8,397.3	8.0
Narrowband	493.0	449.3	386.9	304.6	291.1	(40.9)
Broadband (2)	7,171.6	7,412.7	7,651.8	7,828.9	7,997.8	11.5
Other (3)	112.3	112.5	109.2	110.6	108.4	(3.5)
Mobile accesses	151,589.0	155,523.1	159,795.4	166,297.9	170,836.9	12.7
Prepay (4)	120,676.5	123,108.6	125,569.4	131,087.2	134,802.7	11.7
Contract	30,912.5	32,414.4	34,226.0	35,210.7	36,034.2	16.6
Pay TV (5)	1,870.9	2,108.0	2,190.6	2,257.7	2,294.3	22.6

Wholesale Accesses	54.5	54.4	53.8	50.9	49.3	(9.6)

Total Accesses T. Latam	185,487.4	189,833.5	194,314.4	200,811.3	205,483.1	10.8
Terra Accesses	551.1	539.0	572.3	641.7	691.5	25.5
Total Accesses in Latin America	186,038.6	190,372.4	194,886.7	201,453.0	206,174.6	10.8

TELEFONICA LATINOAMERICA

MOBILE ACCESSES

Unaudited figures (thousands)

	March
	2012	2011	% Chg
Prepay percentage (%)	78.9%	79.6%	(0.7 p.p.	)
Contract percentage (%)	21.1%	20.4%	0.7 p.p.
MBB accesses (‘000)	18,554.3	8,716.0	112.9%
MBB penetration (%)	11%	6%	5.1 p.p.
Smartphone penetration (%)	8%	3%	5.1 p.p.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.
(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.
(4)	360 thousand inactive accesses were disconnected in Chile in the third quarter of 2011 and 1.0 million inactive accesses in Brasil in the fourth quarter of 2011.
(5)	Includes 153 thousand clients of TVA from June 2011.

January – March 2012 Results - TELEFÓNICA

TELEFONICA LATINOAMERICA

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - March
	2012	2011	% Chg
Revenues	7,519	6,941	8.3
Internal exp. capitalized in fixed assets	39	35	14.3
Operating expenses	(5,136)	(4,494)	14.3
Supplies	(1,916)	(1,781)	7.6
Personnel expenses	(741)	(611)	21.2
Subcontracts	(2,074)	(1,806)	14.8
Bad debt provision	(172)	(103)	67.5
Taxes	(233)	(192)	21.2
Other net operating income (expense)	30	38	(22.6)
Gain (loss) on sale of fixed assets	96	8	n.s.
Impairment of goodwill and other assets	—	—	—
Operating income before D&A (OIBDA)	2,549	2,528	0.8
OIBDA Margin	33.9%	36.4%	(2.5 p.p. )
Depreciation and amortization	(1,239)	(1,148)	7.9
Operating income (OI)	1,309	1,379	(5.1)

Notes:

- OIBDA and OI before management and brand fees.

- 2011 and 2012 reported figures include the hyperinflationary adjustments in Venezuela.

- From January 1st, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world that were previously included in the consolidation perimeter of T. Latinoamérica (Terra, Medianetworks Perú, Wayra and the joint venture Wanda) have been excluded from the consolidation perimeter and are included within “Other companies and eliminations”. As a result, the results of T. Latinoamérica and “Other companies and eliminations” have been restated for the fiscal year 2011, to reflect the above mentioned new organization. As this is an intragroup change, Telefónica consolidated results for 2011 are not affected.

January – March 2012 Results - TELEFÓNICA

TELEFONICA LATINOAMERICA

ACCESSES BY COUNTRY (I)

Unaudited figures (Thousands)

	2011				2012
	March	June	September	December	March	% Chg
BRAZIL
Final Clients Accesses	77,592.3	79,767.2	82,750.8	87,172.1	90,333.7	16.4
Fixed telephony accesses (1)	11,172.6	11,126.6	11,086.6	10,977.4	10,880.9	(2.6)
Internet and data accesses	3,849.7	3,909.8	3,933.1	3,942.6	3,986.3	3.5
Narrowband	378.1	344.2	287.7	214.5	207.9	(45.0)
Broadband (2)	3,393.6	3,486.9	3,567.5	3,648.0	3,700.1	9.0
Other (3)	78.0	78.8	77.9	80.0	78.2	0.3
Mobile accesses	62,061.3	64,049.1	67,038.4	71,553.6	74,783.7	20.5
Prepay (4)	48,742.0	49,809.7	51,679.3	55,438.1	58,163.0	19.3
Contract	13,319.2	14,239.4	15,359.1	16,115.5	16,620.7	24.8
Pay TV (5)	508.7	681.7	692.7	698.6	682.8	34.2

Wholesale Accesses	32.9	32.4	32.0	28.0	26.9	(18.3)

Total Accesses	77,625.2	79,799.6	82,782.8	87,200.1	90,360.6	16.4

ARGENTINA
Final Clients Accesses	22,142.2	22,537.3	22,630.4	23,008.4	22,786.3	2.9
Fixed telephony accesses (1)	4,614.6	4,621.3	4,617.1	4,611.0	4,597.0	(0.4)
Fixed wireless	36.8	40.2	38.2	38.2	36.8	0.0
Internet and data accesses	1,527.8	1,562.6	1,611.1	1,630.7	1,655.0	8.3
Narrowband	54.9	48.4	43.4	35.7	28.4	(48.2)
Broadband (2)	1,472.9	1,514.1	1,567.7	1,595.1	1,626.6	10.4
Mobile accesses	15,999.8	16,353.5	16,402.2	16,766.7	16,534.2	3.3
Prepay	10,127.8	10,347.3	10,303.2	10,581.3	10,274.0	1.4
Contract	5,871.9	6,006.2	6,099.0	6,185.4	6,260.2	6.6

Wholesale Accesses	12.8	13.2	13.2	13.9	13.4	5.0

Total Accesses	22,155.0	22,550.5	22,643.6	23,022.3	22,799.7	2.9

CHILE
Final Clients Accesses	12,214.7	12,442.1	12,253.1	12,674.4	12,809.1	4.9
Fixed telephony accesses (1)	1,920.2	1,903.8	1,871.4	1,848.1	1,810.3	(5.7)
Internet and data accesses	834.9	857.1	875.1	887.4	894.9	7.2
Narrowband	6.3	6.0	6.0	5.8	5.7	(9.0)
Broadband (2)	820.8	844.2	864.9	878.1	886.0	7.9
Other (3)	7.8	6.8	4.2	3.5	3.2	(59.4)
Mobile accesses	9,100.5	9,308.3	9,125.5	9,548.1	9,703.3	6.6
Prepay (6)	6,448.1	6,586.0	6,326.0	6,732.7	6,922.7	7.4
Contract	2,652.5	2,722.3	2,799.5	2,815.4	2,780.6	4.8
Pay TV	359.1	372.9	381.1	390.8	400.6	11.6

Wholesale Accesses	5.1	5.1	4.9	5.2	5.3	3.7

Total Accesses	12,219.8	12,447.1	12,258.0	12,679.6	12,814.4	4.9

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.
(2)	Includes ADSL, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.
(4)	1.0 million inactive accesses were disconnected in Brazil in the fourth quarter of 2011.
(5)	Includes 153 thousand clients of TVA from June 2011.
(6)	360 thousand inactive accesses were disconnected in Chile in the third quarter of 2011.

January – March 2012 Results - TELEFÓNICA

TELEFONICA LATINOAMERICA

ACCESSES BY COUNTRY (II)

Unaudited figures (Thousands)

	2011				2012
	March	June	September	December	March	% Chg
PERU
Final Clients Accesses	17,057.3	17,504.6	18,205.6	18,766.1	19,332.8	13.3
Fixed telephony accesses (1)	2,852.0	2,842.8	2,855.8	2,848.4	2,877.2	0.9
Fixed wireless	515.4	491.7	471.2	444.6	638.0	23.8
Internet and data accesses	934.3	1,005.3	1,070.3	1,120.4	1,182.5	26.6
Narrowband	11.0	10.5	9.8	9.4	9.7	(11.9)
Broadband (2)	903.6	974.7	1,040.3	1,090.6	1,152.2	27.5
Other (3)	19.7	20.1	20.2	20.4	20.5	4.2
Mobile accesses	12,559.9	12,920.9	13,506.8	13,998.3	14,445.2	15.0
Prepay	10,100.5	10,300.8	10,707.6	11,079.6	11,372.7	12.6
Contract	2,459.5	2,620.1	2,799.2	2,918.7	3,072.5	24.9
Pay TV	711.1	735.6	772.6	799.0	828.0	16.4

Wholesale Accesses	0.5	0.5	0.5	0.4	0.4	(4.4)

Total Accesses	17,057.7	17,505.1	18,206.0	18,766.6	19,333.3	13.3

COLOMBIA
Final Clients Accesses	12,338.5	12,312.8	13,081.0	13,746.9	14,287.7	15.8
Fixed telephony accesses (1)	1,569.2	1,540.4	1,521.0	1,480.6	1,463.3	(6.7)
Internet and data accesses	581.6	594.3	613.6	620.3	636.4	9.4
Narrowband	6.0	6.7	7.1	7.9	8.5	41.7
Broadband (2)	575.6	587.6	606.5	612.3	627.9	9.1
Mobile accesses	9,970.6	9,949.4	10,700.0	11,391.1	11,933.0	19.7
Prepay	7,531.4	7,420.0	8,047.6	8,626.8	9,076.4	20.5
Contract	2,439.2	2,529.4	2,652.4	2,764.2	2,856.6	17.1
Pay TV	217.1	228.7	246.4	255.0	255.0	17.4

Wholesale Accesses	3.3	3.3	3.3	3.3	3.3	0.0

Total Accesses	12,341.8	12,316.1	13,084.3	13,750.2	14,291.0	15.8

MEXICO
Mobile accesses	20,057.0	20,566.7	20,515.7	19,742.4	19,210.8	(4.2)
Prepay	18,476.2	18,930.9	18,731.4	18,149.8	17,690.8	(4.3)
Contract	1,580.8	1,635.9	1,784.3	1,592.6	1,520.0	(3.8)
Fixed wireless	604.1	667.6	726.6	745.3	821.4	36.0
Total Accesses	20,661.1	21,234.3	21,242.2	20,487.7	20,032.2	(3.0)

VENEZUELA
Mobile accesses	9,078.1	9,359.7	9,246.2	9,438.7	9,695.0	6.8
Prepay	8,272.2	8,515.7	8,391.7	8,570.9	8,812.2	6.5
Contract	805.9	843.9	854.6	867.8	882.9	9.6
Fixed wireless	916.3	920.0	893.7	883.4	866.8	(5.4)
Pay TV	74.9	89.0	97.8	114.3	127.9	70.9
Total Accesses	10,069.2	10,368.6	10,237.8	10,436.4	10,689.8	6.2

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1, ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.
(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.
(3)	Retail circuits other than broadband.

January – March 2012 Results - TELEFÓNICA

TELEFONICA LATINOAMERICA

ACCESSES BY COUNTRY (III)

Unaudited figures (Thousands)

	2011				2012
	March	June	September	December	March	% Chg
CENTRAL AMERICA (1)
Fixed telephony accesses (2)	470.6	491.2	512.3	530.1	547.5	16.3
Fixed Wireless	303.1	314.2	328.0	340.9	391.7	29.2
Internet and data accesses	2.7	2.9	2.9	3.0	3.3	21.6
Broadband (3)	1.6	1.7	1.8	1.8	1.8	12.5
Other (4)	1.1	1.1	1.2	1.2	1.5	34.3
Mobile accesses	6,626.3	6,805.8	7,018.2	7,562.5	8,085.3	22.0
Prepay	5,994.9	6,160.9	6,348.5	6,850.7	7,310.5	21.9
Contract	631.4	644.9	669.7	711.8	774.9	22.7
Total Accesses	7,099.7	7,299.9	7,533.5	8,095.6	8,636.1	21.6

ECUADOR
Mobile accesses	4,392.4	4,454.2	4,459.3	4,477.5	4,627.3	5.3
Prepay	3,723.3	3,775.6	3,758.8	3,756.5	3,887.6	4.4
Contract	669.1	678.6	700.5	721.0	739.7	10.6
Fixed Wireless	76.5	59.8	42.1	36.4	40.8	(46.6)
Total Accesses	4,468.9	4,514.0	4,501.5	4,513.9	4,668.2	4.5

URUGUAY
Mobile accesses	1,743.1	1,755.6	1,783.0	1,819.0	1,819.1	4.4
Prepay	1,260.0	1,261.7	1,275.4	1,300.8	1,292.9	2.6
Contract	483.1	493.9	507.6	518.2	526.1	8.9
Total Accesses	1,743.1	1,755.6	1,783.0	1,819.0	1,819.1	4.4

(1)	Includes Guatemala, Panama, El Salvador, Nicaragua, and from Q4 11, Costa Rica.
(2)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access, 2/6 Access x30. Company’s accesses for internal use included. Total “fixed wireless” accesses included.
(3)	Includes optical fiber, cable modem and broadband circuits.
(4)	Retail circuits other than broadband.

January – March 2012 Results - TELEFÓNICA

TELEFONICA LATINOAMERICA

SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY

Unaudited figures

	2011				2012
	Q1	Q2	Q3	Q4	Q1	% Chg Local Cur
BRAZIL (1)
Traffic (Million minutes)	20,589	22,152	24,395	24,944	26,221	29.7
ARPU (EUR)	10.3	10.4	10.2	10.1	10.1	(5.5)

ARGENTINA
Traffic (Million minutes)	4,297	4,674	4,871	4,947	4,665	8.6
ARPU (EUR)	9.4	9.3	9.9	10.5	10.5	15.9

CHILE
Traffic (Million minutes)	3,000	3,006	3,039	3,173	3,188	6.2
ARPU (EUR)	12.0	11.3	11.7	11.6	12.0	(2.6)

PERU
Traffic (Million minutes)	3,868	3,956	4,551	4,771	4,988	29.0
ARPU (EUR)	6.1	5.7	6.0	6.3	6.5	(1.7)

COLOMBIA
Traffic (Million minutes)	4,148	4,573	4,727	4,439	4,351	4.9
ARPU (EUR)	6.8	7.1	7.2	6.8	7.1	(4.0)

MEXICO
Traffic (Million minutes) (2)	5,860	5,857	6,004	5,754	4,454	(24.0)
ARPU (EUR)	5.8	5.3	5.1	5.1	5.5	(1.9)

VENEZUELA
Traffic (Million minutes)	3,464	3,534	3,714	3,816	3,766	8.7
ARPU (EUR) (3)	15.7	15.7	16.5	19.0	19.4	18.6

CENTRAL AMERICA (4)
Traffic (Million minutes)	2,249	2,371	2,564	2,676	2,754	22.5
ARPU (EUR)	6.1	5.6	5.6	5.9	5.9	(2.4)

ECUADOR
Traffic (Million minutes)	1,176	1,158	1,163	1,222	1,127	(4.2)
ARPU (EUR)	6.4	6.3	6.6	7.4	7.3	8.2

URUGUAY
Traffic (Million minutes)	764	744	781	825	827	8.2
ARPU (EUR)	9.9	9.7	10.0	10.5	10.6	2.0

Notes:

-	ARPU calculated as a monthly quarterly average.
-	Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.
(1)	2011 figures have been reclassified according to a proforma criteria regarding the ownership of the licenses and “inter-company” eliminations. ARPU affected by the disconnection of 1.0 million inactive accesses in Brazil in the fourth quarter of 2011.
(2)	From the first quarter of 2012 traffic is accounted in seconds without rounding to minutes.
(3)	For comparative purposes and in order to facilitate the interpretation of the year-on-year change versus 2010 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.
(4)	Includes Guatemala, Panama, El Salvador, Nicaragua, and from Q4 11, Costa Rica.

January – March 2012 Results - TELEFÓNICA

TELEFONICA LATINOAMERICA

CUMULATIVE SELECTED MOBILE BUSINESS OPERATING DATA BY COUNTRY

Unaudited figures

	2011				2011
	Jan-Mar	Jan-Jun	Jan-Sept	Jan-Dec	Jan-Mar	% Chg Local Cur
BRAZIL (1)
Traffic (Million minutes)	20,589	42,741	67,136	92,081	26,221	29.7
ARPU (EUR)	10.3	10.3	10.3	10.2	10.2	(5.5)

ARGENTINA
Traffic (Million minutes)	4,297	8,970	13,842	18,788	4,665	8.6
ARPU (EUR)	9.4	9.2	9.5	9.7	10.5	15.9

CHILE
Traffic (Million minutes)	3,000	6,006	9,045	12,218	3,188	6.2
ARPU (EUR)	12.0	11.6	11.7	11.6	12.0	(2.6)

PERU
Traffic (Million minutes)	3,868	7,823	12,374	17,145	4,988	29.0
ARPU (EUR)	6.1	5.9	5.9	6.0	6.5	(1.7)

COLOMBIA
Traffic (Million minutes)	4,148	8,721	13,448	17,887	4,351	4.9
ARPU (EUR)	6.8	6.9	7.0	6.9	7.1	(4.0)

MEXICO
Traffic (Million minutes) (2)	5,860	11,717	17,721	23,474	4,454	(24.0)
ARPU (EUR)	5.8	5.5	5.4	5.3	5.5	(1.9)

VENEZUELA
Traffic (Million minutes)	3,464	6,998	10,713	14,529	3,766	8.7
ARPU (EUR) (3)	15.7	15.7	15.9	16.7	19.4	18.6

CENTRAL AMERICA (4)
Traffic (Million minutes)	2,249	4,620	7,184	9,860	2,754	22.5
ARPU (EUR)	6.1	5.9	5.8	5.8	5.9	(2.4)

ECUADOR
Traffic (Million minutes)	1,176	2,334	3,497	4,720	1,127	(4.2)
ARPU (EUR)	6.4	6.4	6.5	6.7	7.3	8.2

URUGUAY
Traffic (Million minutes)	764	1,508	2,290	3,114	827	8.2
ARPU (EUR)	9.9	9.8	9.9	10.0	10.6	2.0

Notes:

- ARPU calculated as a monthly quarterly average for each period.

- Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

(1)	2011 figures have been reclassified according to a proforma criteria regarding the ownership of the licenses and “inter-company” eliminations. ARPU affected by the disconnection of 1.0 million inactive accesses in Brazil in the fourth quarter of 2011.
(2)	From the first quarter of 2012 traffic is accounted in seconds without rounding to minutes.
(3)	For comparative purposes and in order to facilitate the interpretation of the year-on-year change versus 2011 results, the variation in local currency of the ARPU in Venezuela is reported excluding the impact of the hyperinflation adjustment.
(4)	Includes Guatemala, Panama, El Salvador, Nicaragua, and from Q4 11, Costa Rica.

January – March 2012 Results - TELEFÓNICA

TELEFONICA LATINOAMERICA

SELECTED FINANCIAL DATA BY COUNTRY (I)

Unaudited figures (Euros in millions)

	January - March
	2012	2011	% Chg	% Chg Local Cur
BRAZIL (1)
Revenues	3,604	3,515	2.5	4.2
Wireless Business (1)	2,208	2,036	8.4	10.2
Service revenues	2,127	1,901	11.9	13.7
Data revenues	531	417	27.3	29.4
Handset revenues	81	135	(39.9)	(38.9)
Wireline Business (1)	1,395	1,479	(5.6)	(4.1)
FBB and new services (2)	468	427	9.6	11.4
Voice & Access Revenues	914	1,037	(11.9)	(10.4)
Other	14	15	(8.9)	(7.4)
OIBDA	1,246	1,260	(1.1)	0.5
OIBDA margin	34.6%	35.8%	(1.3 p.p. )
CapEx	507	313	62.2	64.9
OpCF (OIBDA-CapEx)	739	947	(22.0)	(20.7)

ARGENTINA
Revenues	869	759	14.4	18.6
Wireless Business	561	482	16.5	20.8
Service revenues	518	441	17.5	21.8
Data revenues	214	166	28.9	33.6
Handset revenues	43	41	6.0	9.9
Wireline Business	337	303	11.3	15.3
FBB and new services (2)	150	123	21.7	26.2
Voice & Access Revenues	176	169	4.2	8.0
Other	11	11	3.3	7.1
OIBDA	271	259	4.4	8.2
OIBDA margin (3)	30.6%	33.3%	(2.7 p.p. )
CapEx	86	60	42.5	47.8
OpCF (OIBDA-CapEx)	185	199	(7.1)	(3.7)

CHILE
Revenues	622	573	8.7	5.7
Wireless Business	378	347	9.1	6.2
Service revenues	351	322	8.9	5.9
Data revenues	64	59	7.9	5.0
Handset revenues	27	24	12.5	9.4
Wireline Business	269	256	4.8	1.9
FBB and new services (2)	135	114	18.3	15.1
Voice & Access Revenues	126	134	(5.8)	(8.3)
Other	7	8	(12.0)	(14.4)
OIBDA	242	247	(2.1)	(4.7)
OIBDA margin	38.9%	43.1%	(4.3 p.p. )
CapEx	107	76	39.7	35.9
OpCF (OIBDA-CapEx)	135	170	(20.8)	(23.0)

Notes:

-	OIBDA is presented before management and brand fees.
-	From January 1st, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world that were previously included in the consolidation perimeter of T. Latinoamérica (Terra, Medianetworks Perú, Wayra and the joint venture Wanda) have been excluded from the consolidation perimeter and are included within “Other companies and eliminations”. As a result, the results of T. Latinoamérica and “Other companies and eliminations” have been restated to reflect the above mentioned new organization.

January – March 2012 Results - TELEFÓNICA

TELEFÓNICA LATINOAMÉRICA

SELECTED FINANCIAL DATA BY COUNTRY (II)

Unaudited figures (Euros in millions)

	January - March
	2012	2011	% Chg	% Chg Local Cur
PERU
Revenues	566	495	14.3	5.8
Wireless Business	312	263	18.9	10.0
Service revenues	277	229	20.9	11.8
Data revenues	45	32	41.1	30.5
Handset revenues	35	33	5.2	(2.7)
Wireline Business	285	264	7.8	(0.3)
FBB and new services (1)	166	138	19.7	10.8
Voice & Access Revenues	115	120	(4.4)	(11.6)
Other	4	6	(25.0)	(30.6)
OIBDA	204	188	8.4	0.3
OIBDA margin	36.1%	38.0%	(2.0 p.p. )
CapEx	58	34	67.5	54.9
OpCF (OIBDA-CapEx)	147	154	(4.8)	(11.9)

COLOMBIA
Revenues	439	377	16.5	7.0
Wireless Business	267	221	21.0	11.2
Wireless service revenues	247	205	20.6	10.8
Wireless data revenues	60	42	41.8	30.2
Handset revenues	20	16	27.0	16.6
Wireline Business	181	165	9.8	0.8
FBB and new services (1)	91	73	25.9	15.6
Voice & Access Revenues	89	92	(3.2)	(11.0)
Other	1	1	49.4	37.2
OIBDA	137	119	14.8	5.4
OIBDA margin	31.2%	31.7%	(0.5 p.p. )
CapEx	38	47	(18.4)	(25.0)
OpCF (OIBDA-CapEx)	99	72	36.2	25.1

MEXICO (T. Móviles Mexico)
Revenues	390	417	(6.4)	(3.4)
Service revenues	349	379	(7.9)	(5.0)
Data revenues	113	94	21.0	24.8
Handset revenues	41	38	9.2	12.7
OIBDA	83	114	(27.0)	(24.7)
OIBDA margin	21.4%	27.4%	(6.1 p.p. )
CapEx	28	77	(63.4)	(62.2)
OpCF (OIBDA-CapEx)	55	37	47.7	52.3

Notes:

- OIBDA is presented before management and brand fees.

- From January 1st, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world that were previously included in the consolidation perimeter of T.Latinoamérica (Terra, Medianetworks Perú, Wayra and the joint venture Wanda) have been excluded from the consolidation perimeter and are included within “Other companies and eliminations”. As a result, the results of T. Latinoamérica and “Other companies and eliminations” have been restated to reflect the above mentioned new organization.

(1)	Includes FBB connectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over connectivity.

January – March 2012 Results - TELEFÓNICA

TELEFÓNICA LATINOAMÉRICA

SELECTED FINANCIAL DATA BY COUNTRY (III)

Unaudited figures (Euros in millions)

	January - March
	2012	2011	% Chg		% Chg Local Cur
VENEZUELA (T. Móviles Venezuela) (1)
Revenues	663	508	30.5		23.5
Service revenues	597	450	32.6		23.7
Data revenues (2)	229	161	41.9		33.4
Handset revenues	66	58	14.2		29.2
OIBDA	287	233	23.2		17.8
OIBDA margin	43.3%	45.9%	(2.6 p.p.	)
CapEx	64	81	(21.4)		(30.9)
OpCF (OIBDA-CapEx)	223	152	47.1		41.1

CENTRAL AMERICA (3)
Revenues	163	135	20.9		17.1
Service revenues	145	127	13.8		10.3
Data revenues	31	22	37.6		37.6
Handset revenues	19	8	151.0		69.8
OIBDA	21	39	(44.6)		(46.3)
OIBDA margin	13.1%	28.6%	(15.5 p.p.	)
CapEx (4)	8	5	61.2		60.4
OpCF (OIBDA-CapEx)	14	34	(59.3)		(61.2)

ECUADOR (T. Móviles Ecuador)
Revenues	117	96	21.5		16.5
Service revenues	104	86	21.8		16.7
Data revenues	31	21	46.5		40.4
Handset revenues	12	10	19.5		14.5
OIBDA	39	31	24.8		19.6
OIBDA margin	33.5%	32.7%	0.9 p.p.
CapEx	8	2	n.m.		n.m.
OpCF (OIBDA-CapEx)	31	29	6.4		2.0

URUGUAY (T. Móviles Uruguay)
Revenues	64	58	10.2		5.3
Service revenues	62	56	10.2		5.3
Data revenues	21	19	6.8		2.1
Handset revenues	3	2	11.2		6.3
OIBDA	29	27	7.3		2.5
OIBDA margin	45.7%	46.9%	(1.3 p.p.	)
CapEx	2	1	n.m.		190.9
OpCF (OIBDA-CapEx)	27	27	2.5		(2.0)

Notes:

-OIBDA is presented before management and brand fees.

- From January 1st, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world that were previously included in the consolidation perimeter of T. Latinoamérica (Terra, Medianetworks Perú, Wayra and the joint venture Wanda) have been excluded from the consolidation perimeter and are included within “Other companies and eliminations”. As a result, the results of T. Latinoamérica and “Other companies and eliminations” have been restated for the fiscal year 2011, to reflect the above mentioned new organization. As this is an intragroup change, Telefónica consolidated results for 2011 are not affected.

(1)	Reported figures include the hyperinflationary adjustments in Venezuela in both years. For comparison purposes and to facilitate the interpretation of the year-on-year changes vs. 2011, variations in local currency of the headings affected by the hyperinflation adjustments are reported excluding the impact of this adjustment.
(2)	Data revenues do not include hyperinflationary adjustments.
(3)	Includes Guatemala, Panama, El Salvador, Nicaragua, and from Q4 11, Costa Rica.
(4)	CapEx includes 5 million euros from the spectrum acquired in Nicaragua in the first quarter of 2012.

January – March 2012 Results - TELEFÓNICA

RESULTS BY REGIONAL BUSINESS UNITS

Telefónica Europe

Telefónica’s operations in Europe continued to face economic headwinds, with negative impacts from regulation and stiff competition along the first quarter of the year 2012. Against this backdrop, Telefónica Europe continued delivering its strategy to increase mobile data adoption obtaining positive results of the new commercial propositions launched across markets in the second half of 2011 to enhance our competitive position.

At the end of March 2012, Telefónica Europe’s total customer base stood at 103.2 million accesses (-1% year-on-year), impacted by the disconnection of 2.0 million mobile accesses on the reported customer base in Spain, after the Company applied more selective activity criteria from January 1st. 2012, given the current market environment and the changed commercial model.

Some of the key trends in the mobile business in the first quarter of the year 2012 were as follows:

•

Total mobile customer base reached 70.2 million (-2% year-on-year), impacted by the disconnections in Spain already mentioned, and reflecting the strong momentum in the contract segment which grew by 3% year-on-year to account for 58% of the base (+3 percentage points year-on-year). Handset upgrades rose in the quarter 16% year-on-year.

•

Mobile broadband accesses rose steadily by 27% year-on-year to 22.6 million in March 2012, to reach 32% penetration of the total mobile base (+7 percentage points year-on-year). Increased smartphone adoption was crucial to this performance, with an estimated share of total handset sales in the quarter of 81%, that drove smartphone penetration to 30% of total mobile accesses at the end of quarter (+9 percentage points year-on-year).

Highlights from the fixed-telephony business were:

•	Retail fixed telephony accesses totalled 16.4 million in March 2012 (-2% year-on-year).

•	Retail fixed broadband accesses stood at 9.7 million accesses at the end of March 2012 (-1% year-on-year), mainly reflecting slower market growth and intense competition.

•	Pay TV accesses continue growing 4% year-on-year to 1.0 million customers at the end of March 2012.

Revenues declined 6.6% year-on-year to reach 7,554 million euros in the first quarter of 2012 (-6.9% in organic terms). This performance is mainly explained by lower ARPUs among services amid challenging economies, the accesses evolution and the mobile termination rate cuts.

Total mobile data revenues continued posting solid growth of 6.1% year-on-year in the quarter (+5.1% in organic terms), to account for 40% of mobile service revenues (+5 percentage points above first quarter of 2011), leveraging strong year-on-year growth of non-SMS data revenues at 21.1% year-on-year (+20.3% organic) to account for 56% of total data revenues (+7 percentage points year-on-year).

Continued focus on cost contention despite increased commercial activity brought operating expenses to decrease 1.6% year-on-year to reach 5,190 million euros in the first quarter 2012 (-2.1% in organic terms). By major components:

•	Supplies decreased 1.8% year-on-year to 2,563 million euros in the three months to March (-2.5% in organic terms), mainly driven by lower interconnection costs in the year.

•	Personnel expenses decreased by 4.9% year-on-year to 927 million euros in the quarter (-5.0% organic), mainly reflecting the benefits of headcount Redundancy Programs in Spain and Germany in 2011.

•

Subcontract expenses reached 1,564 million euros in first quarter 2012, an increase of 3.6% year-on-year (+3.3% in organic terms) due to higher commercial costs associated to strong commercial momentum in contract segment.

As a result, OIBDA totalled 2,513 million euros the first quarter of 2012 (-14.7% year-on-year; -14.8% in organic terms). OIBDA margin stood at 33.3% in the first quarter of 2012 (36.4% in the first quarter of 2011), mainly impacted by revenues performance and the boost in commercial activity.

January – March 2012 Results - TELEFÓNICA

CapEx stood at 742 million euros in the first quarter 2012, up 2.9% year-on-year as a result of continued improvement in mobile networks to deliver high-quality services (+2.4% in organic terms). This year-on-year performance should not be extrapolated for the whole year due to different shaping of investment execution.

Operating cash flow reached 1,771 million euros to March 2012 (-20.4% year-on-year; -20.3% in organic terms).

TELEFÓNICA ESPAÑA

In a quarter marked by the contraction of the economy, and private consumption in particular, and amid stiff competition, the Company continued to make progress on its market commercial repositioning, fostering the adoption of the new tariffs launched in the second half of 2011, being especially noteworthy the removal of handset subsidies for customer acquisition activities in the mobile business from March 2012.

This decision, unprecedented in the market, reflects Telefónica’s strategy for prioritising customer retention as a key lever to regain commercial momentum in an environment with high portability volumes, reinforcing the retention efforts with the Company’s loyalty tools (subsidies and loyalty points programme for existing customers).

At the same time, the Company has introduced the possibility to buy new handsets with financing plans for new customers, ranging between 3 to 18 months, through a financial entity, at no cost to the client. The Company has also launched a mobile handsets buyback programme, allowing existing customers to reduce the cost of upgrading their handsets.

These initiatives complement the launch of new tariffs, at both the wireless and fixed broadband businesses already mentioned, aimed at simplifying the offering and increasing its value for the customers.

In this respect, it is worth noting that the new tariffs have already had a positive impact on loyalty ratios, being noticeable in the quarter the decline in the churn of fixed telephony services and mobile portability, key target for the Company for the full year.

This tariff repositioning, which rewards the joint subscription of broadband and mobile services with additional discounts, also helped to increase customers with both services to surpass 1 million by the end of the quarter.

Telefónica España managed a total of 44.3 million accesses (-7% year-on-year) at the end of March 2012. It should be highlighted that considering the current maturity of the Spanish mobile market and in the framework of the change of the commercial model of the Company, since the beginning of this year it has applied a more conservative activity criteria for accounting accesses, which has led to the disconnection of 2.0 million mobile accesses on the reported customer base (1.2 million in the prepaid segment and 0.8 million in the contract base), effective since January 1st 2012, with no impact on revenues.

Main highlights of the fixed business were:

•

Retail fixed telephony accesses amounted to 12.1 million in March 2012 (-7% year-on-year), with a net loss in the quarter of 202 thousand accesses , 26% lower than the one recorded in the same quarter a year earlier, being in its 64% offset by net growth in wholesale accesses.

•

Retail fixed broadband accesses stood at 5.6 million (-3% year-on-year). The lower market growth in the quarter and competitors’ aggressive promotional campaigns affected gross and net additions in the first three months of the year (-9 thousand accesses), although performance was significantly better than last year’s quarterly average. It should be highlighted the positive performance of churn, which reached its lowest level of the last five quarters, favourably impacted by the new commercial offer.

In parallel, it should be underlined the steady growth posted by fibre customers to reach 177 thousand, accounting for 15% of households passed with this technology (more than 1.3 million accesses, nearly triple the number recorded in March 2011).

•

Pay TV accesses totalled 813 thousand at the end of March, an increase of 3% year-on-year, with a net loss of 20 thousand customers in the quarter, following the end of commercial promotions launched in past quarters.

•	Wholesale accesses amounted to 4.2 million (+17% year-on-year) fuelled by growth in full unbundled local loops (+19% year-on-year).

January – March 2012 Results - TELEFÓNICA

Highlights from the mobile business are the following:

•	The Company’s mobile accesses totalled 21.6 million, mainly affected by the aforementioned disconnection of 2.0 million customers, with contract accesses accounting for 73% of total mobile base.

•

Net loss of accesses in the first three months of 2012 excluding the impact of the mobile disconnections in the quarter (-611 thousand) was heavily influenced by recent changes made in the policy of acquisition of new customers (reduction in subsidies in February, followed by their complete removal from March), which translated into a significant drop in gross adds (-21% year-on-year) in a time in which the rest of competitors strongly pushed into handset subsidies. Nevertheless, it should be highlighted the significant year-on-year improvement recorded in portability churn.

•	Total churn in the quarter is impacted by the accesses disconnections. Excluding this effect, contract churn would stand at 2.0% (in line with the previous quarter) and total churn would be 2.8%.

•

Mobile broadband accesses continued posting a solid performance, increasing in the quarter 36% year-on-year to reach 7.1 million accesses and accounting for 33% of mobile accesses at the end of March. Smartphones sales in the quarter were 80% of total handset sales, with a 35% year-on-year increase in handset upgrades.

•	Traffic declined by 5.9% year-on-year in the quarter, reflecting lower customers’ usage in an environment of private consumption contraction.

•

Total ARPU fell by 13.3% year-on-year in comparable terms (excluding the impact from accesses disconnection made at the beginning of 2012), reflecting lower usage, lower prices for outgoing traffic due to the competitive pressure and the increasing adoption of new offers (37% of the retail customers in the consumer segment already enjoy these offers) and mobile termination rates cuts.

In comparable terms, voice ARPU dropped by 19.1% year-on-year while data ARPU maintained a positive performance (+4.5% year-on-year), to account for 30% of total ARPU. This performance was driven by a sharp growth in connectivity revenues which offset lower SMS revenues, although it should be mentioned that non-SMS data revenues are negatively affected in the quarter by a change in the marketing strategy for premium SMS (-61.4% year-on-year in revenues).

The Company’s revenues stood at 3,899 million euros in the first quarter (-10.7% year-on-year), primarily driven by lower ARPUs across services and the accesses evolution.

Fixed line revenues amounted to 2,493 million euros in the quarter (-6.9% year-on-year). Breakdown by component was as follows:

•

Voice and access revenues fell 10.7% year-on-year to 1,218 million euros. The drop in access revenues (503 million euros, -8.5% year-on-year) reflects accesses performance, while voice services revenues (715 million euros, -12.1% year-on-year) was impacted in the quarter by the growing weight of flat rates and traffic bundles (74% of total fixed telephony accesses) and lower traffic from final customers and carriers.

•

Broadband and new services revenues in the quarter fell by 3.7% year-on-year to 1,129 million euros. Retail revenues fell by 12.0% year-on-year to 487 million euros, mainly as a result of declining effective broadband ARPU (-9.0% year-on-year to 29.6 euros), impacted by customers migrated to the new tariffs (50% of retail broadband customers already enjoy these offers). Wholesale revenues (148 million euros) rose by 18.4% year-on-year. Data revenues amounted to 344 million euros, posting a 3.8% year-on-year decline in the quarter, while IT services revenues (148 million euros) climbed by 9.5% year-on-year.

Mobile revenues reached 1,705 million euros in the first quarter (-13.7% year-on-year). Breakdown by component was:

•

Mobile service revenues (1,354 million euros) fell by 17.8% year-on-year, mainly as a result of ARPU’s performance and, to a lesser extent, the Company’s higher efforts to retain customers in the quarter, which are recorded in part as lower revenues (loyalty points programme). Excluding mobile termination rates cuts, mobile service revenues fell by 16.2% year-on-year in the quarter. By component:

•

Customer revenues (1,188 million euros) decreased by 17.2% year-on-year. Mobile data revenues continued to post a solid performance to amount 413 million euros (+2.7% year-on-year in the quarter), driven by strong growth in non-SMS revenues (+17.0% year-on-year in the quarter), which now account for 82% of data revenues (+10 percentage points year-on-year)

January – March 2012 Results - TELEFÓNICA

•	Interconnection revenues (133 million euros) fell 23.5% year-on-year in the quarter, while roaming-in revenues (18 million euros) drop by 22.6% year-on-year, affected by lower traffic.

•	Revenues from handset sales climbed to 351 million euros in the quarter (+6.5% year-on-year), pushed by higher smartphone sales to the distribution channel.

Operating expenses stood at 2,335 million euros in the quarter, with a 7.2% year-on-year reduction, as a result of the Company’s cost containment efforts. Breakdown by components:

•

Supplies (933 million euros) dropped by 8.7% year-on-year, mainly as a result of lower mobile interconnection costs, while subcontract expenses fell by 2.0% year-on-year in the quarter to amount 722 million euros. Both items illustrate in part the impact of lower commercial expenses (-3.0% year-on-year), stemming from change in the commercial model which was introduced from March 1st 2012.

•

Personnel expenses amounted to 576 million euros, a decrease of 7.6% year-on-year, reflecting the savings from the Redundancy Programme at the fixed line business (56 million euros in the first quarter). Telefónica España had 32,355 employees at the end of March 2012 (-8.4% year-on-year).

•	Taxes were down 37.1% year-on-year, while bad debt provisions represented 1% of revenues.

Cost containment recorded in the quarter and the sale of non-strategic towers in rural areas (28 million euros) allowed limiting the impact at the OIBDA level of higher pressure on revenues. As a result OIBDA in the quarter totalled 1,669 million euros, with a 13.6%, year-on-year drop, in line with the previous quarter. OIBDA margin for the first quarter stood at 42.8% (-1.4 percentage points year-on-year), 1.9 percentage points higher than in the fourth quarter of 2011 in comparable terms.

CapEx amounted to 356 million euros in the first quarter (-7.7% year-on-year). It should be noted that this performance should not be extrapolated to the whole year due to the different execution pace of investments in both years.

TELEFÓNICA UK (Year-on-year changes in local currency)

In the first quarter of 2012 Telefónica UK continued executing its strategy to regain commercial momentum in a very competitive marketplace, leading to a significant increase in commercial activity resulting in the highest quarterly contract net additions since 2010.

The Company continued its focus on the retention and acquisition of high-value smartphone customers, which, coupled with the on-going success of its smartphone tariffs, drove strong contract base growth and positive contract churn evolution.

On March 30th 2012, the Company launched a new tariff proposition, the “On & On” tariff, which offers unlimited minutes, texts and 1GB of data, reinforcing last year’s launch of tiered data tariffs. The Company has also launched O2 Health and more recently O2 Wallet leading new business revenues to grow 35% year-on-year in the quarter.

As a result, the total access base grew 1% to stand at 23.3 million at the end of March 2012, on the back of stable mobile base and positive fixed telephony growth which compensated a year-on-year decline in retail broadband fixed internet accesses.

In terms of mobile operating performance in the first quarter of the year it should be highlighted that:

•

The mobile contract base rose steadily, increasing 5% year-on-year to account for 50% of the total mobile customer base (+2 percentage points year-on-year), which reached 22.3 million at the end of March 2012 (broadly flat year-on-year).

•

Contract net additions posted the highest number since the third quarter of 2010, to reach 223 thousand (+48% year-on-year). This performance is the result of the continued focus on high-value customer retention, which led to a 40% increase year-on-year in upgrades. The Company also remained competitive in the marketplace to attract valuable customers on long-term contracts, with contract gross additions recording a year-on-year growth of 8%. As a result, total net additions amounted to 158 thousand in the quarter, two fold those achieved in the first quarter a year earlier.

January – March 2012 Results - TELEFÓNICA

•

Contract churn was reduced to 1.0% (-0.1 percentage points year-on-year and -0.2 percentage points quarter-on-quarter) as a result of the increase in retention activity, with handset upgrades benefitting the performance, coupled with the success of our smartphone tariffs in the marketplace. Total churn was 3.0% (+0.2 percentage points year-on-year).

•

Smartphone penetration increased to 41% in the first quarter, up 8 percentage points year-on-year. About 80% of handset sales during the three months of 2012 were smartphones. It should also be highlighted that over 82% of new customers choose one of the top two tier data bundles during the quarter.

•

The Tesco Mobile joint venture (not included in the Company’s total customer base) continued to show strong momentum, adding 137 thousand customers in the first quarter to reach 3.0 million customers at the end of March 2012 (+18% year-on-year).

•

Voice traffic decreased 9% year-on-year in the quarter amid difficult economic conditions, though improving quarter-on-quarter. Lower consumption reflects usage optimisation and a lower prepay customer base.

•

ARPU was down 8.1% year-on-year, driven by customers optimising bundles and moving to lower price points, as well as lower mobile termination rates. Nevertheless, ARPU posted a sequential improvement (-9.5% in the fourth quarter of 2011), as a result of a better customer mix, due to the increased commercial activity around high value customers. Voice ARPU declined 15.4% year-on-year in the first quarter whereas data ARPU continued to grow, up 1.3% year-on-year.

Revenues totalled 1,719 million euros in the three months to March 2012 (-6.0% year-on-year) impacted by a difficult trading environment and regulation. Excluding the impact from mobile termination rate cuts, revenues would have decreased 3.0% year-on-year in the first quarter, stabilising its year-on-year trend (-3.3% year-on-year in the fourth quarter of 2011).

Mobile service revenue decline stabilised (-8.3% year-on-year) to reach 1,518 million euros in the quarter. Excluding the impact from regulation, mobile service revenues declined 5.0% year-on-year in the first quarter, with stable year-on-year trends (-4.8% year-on-year in the fourth quarter of 2011).

Increased smartphone penetration and adoption of tiered data tariffs led to a solid increase in non-SMS data revenues of 17.3% year-on-year in the first quarter. Total data revenues grew 1.2% year-on-year in the quarter to account for 48% of mobile service revenues (+5 percentage points year-on-year), with lower SMS revenues impacted by tariff optimisation.

As anticipated, and as result of the increased commercial activity to regain market momentum, total commercial costs rose 25.2% year-on-year, leaving an OIBDA of 334 million euros in the first quarter (-33.2% year-on-year), with the increase in commercial expenses explaining almost the full decline. The Company’s efforts in retaining the customer base have shown positive signs in contract churn which will translate into higher retained value going forward. Thus, OIBDA margin in the quarter stood at 19.4%.

CapEx in the first three months of 2012 reached 198 million euros (+18.9% year-on-year) as the Company continued to further improve the coverage and capacity of its mobile network whilst efficiencies in network rollout continued to be delivered through the reframing of 900 MHz spectrum in urban areas and the network sharing agreement with Vodafone. This year-on-year evolution should not be extrapolated to the whole year due to the different shaping of investment execution.

TELEFÓNICA GERMANY

Telefónica Germany continued its success by posting another set of strong results in the first quarter of 2012. The commercial momentum achieved in 2011 was carried through into the first three months of 2012, with strong contract base growth across all segments driven by business segment and partner channels and the success of the “O2 Blue” smartphone tariffs, which has in turn been reflected in double digit mobile service revenues growth and solid profitability.

January – March 2012 Results - TELEFÓNICA

The Company continued to successfully monetise mobile data growth, with market leading smartphone adoption, together with an accelerating penetration of the “O2 Blue” smartphone tariffs with integrated voice, data and SMS launched in January 2012.

In parallel, to further capture data growth, the Company continued pushing the rollout of the LTE network in urban areas while ensuring the networks’ capability through the agreement with Deutsche Telekom to use its fibre transport network. The focus in 2012 is the development of ten high-speed areas to cover Germany’s main cities. By the end of the year, the new high-speed internet will be available with a speed of up to 50 megabits per second in a total of over 200 cities and towns.

Telefónica Germany’s total access base reached 25.0 million at the end of the first quarter, a 6% year-on-year increase. Highlights for the operating performance in the first quarter are as follows:

•

The contract mobile customer base rose strongly, up 13% year-on-year, to account for 51% of the total mobile base at the end of March 2012 (+3 percentage points year-on-year). Total mobile customer base increased 7% year-on-year to reach 18.6 million.

•

Contract net additions totalled 294 thousand (+42% year-on-year), the best quarterly figure ever, mainly driven by solid gross additions (+11% year-on-year) and a strong churn development. Commercial activity was backed by the strong trading in the partner channels and business segment. Contract churn continued to improve to 1.6% in the first quarter (-0.3 percentage points year-on-year), while total churn stood at 2.4% in the three months to March 2012 (stable year-on-year).

•

Mobile broadband penetration continued to expand to 27% (+5 percentage points year-on-year) as a result of the market leadership in smartphone shipment share (above 95% of total handset shipments in the quarter).

•	Traffic rose by 7% year-on-year in the first quarter, driven by the increasing post-pay base.

•

ARPU[1] posted a 2.7% increase year-on-year, benefitting from the annualisation of mobile termination rate cuts and better customer mix. Data ARPU continued to show a strong increase in the first quarter of 2012, accelerating year-on-year growth to 15.7%, driven by the higher smartphone penetration and the success of tiered data pricing, which has in turn driven growth in contract ARPU in the quarter (+0.4% year-on-year). Voice ARPU showed an improved quarter-on-quarter trend with a decline of 5.9% year-on-year in the three months to March 2012.

•

Retail broadband fixed internet accesses declined 2% year-on-year to total 2.5 million at the end of March 2012. It should be highlighted that the Company has launched an attractive convergent offer and that retail broadband accesses from O2 mobile customers are already growing in the quarter.

Revenues reached 1,258 million euros in the first quarter, with a positive year-on-year growth of 2.5%.

Total mobile revenues grew by 4.7% year-on-year to reach 904 million euros in the first quarter of 2012, driven by the solid increase in mobile service revenues and the continued success of the “My Handy” model.

Mobile service revenue growth continued to accelerate sequentially to 10.5% year-on-year in the first quarter (+2.2% year-on-year in the fourth quarter of 2011; +7.1% excluding the impact of termination rate cuts) as a result of the strong contract base growth, the higher adoption of smartphones and the successful data monetization.

Non-SMS data revenues showed a strong quarter of growth, increasing 41.8% year-on-year in the first quarter and were central to mobile revenues performance. Total mobile data revenues grew 24.8% year-on-year vs. January-March 2011, so that they now represent 44% of mobile service revenues (+5 percentage points year-on-year).

OIBDA increased 13.1% year-on-year in the first quarter to reach 295 million euros, on the back of the strong increase in mobile revenues flowing through, and the benefits of continued efficiency improvement offsetting increased commercial spend.

OIBDA margin continued to expand despite increasing activity through partner channels and for the first three months of 2012 stood at 23.4% (+2.2 percentage points year-on-year).

[1]	Revenues from the “My Handy” model are not being reported under mobile service revenues and are instead reported in hardware revenues, thus smartphone device sales are not being reflected in ARPU.

January – March 2012 Results - TELEFÓNICA

CapEx totalled 134 million in the quarter (+18.0% year-on-year) as a result of the continued investment in the network infrastructure.

TELEFÓNICA CZECH REPUBLIC (Year-on-year changes in constant currency)

In the first quarter of 2012, Telefónica Czech Republic maintained a solid commercial momentum in focused areas amid high competition, with top line showing improved trends for the third consecutive quarter.

Telefónica Czech Republic’s total number of accesses, including Slovakia, reached 9.0 million at the end of the quarter, with a 5% increase year-on-year.

In terms of mobile operating performance, main highlights were:

•

Solid growth in the contract segment in the Czech Republic (+6% year-on-year), which drove the total mobile customer base to 4.9 million at the end of March (+2% year-on-year). Contract net additions in the quarter reached 27 thousand. As a result, contract customers accounted already for 62% of the base (+2 percentage points year-on-year), the highest figure ever.

•

Telefónica Slovakia’s customer base grew by 28% year-on-year to reach 1.2 million customers. Net additions in the quarter (53 thousand) were primarily driven by solid contract net additions (41 thousand), leading the contract segment to account for 44% of the base (+4 percentage points year-on-year).

•

Churn in the Czech business stood at 1.9% in the quarter, posting a 0.1 percentage points reduction year-on-year driven by the good performance of contract churn (1.1% in the quarter; -0.2 percentage points year-on-year).

•	Mobile broadband penetration increased to 16% at the end of March 2012, a 3 percentage point increase year-on-year, as the Company recorded positive results from recent marketing campaigns.

•	Traffic grew by 8% in the first quarter, supported by successful contract proposition.

•

ARPU year-on-year decline continued to ease to -7.3% in the quarter, the best performance in the last five quarters. Voice ARPU dilution, driven by mobile termination rate cuts and an intense competitive environment was the key driver for ARPU decline.

The fixed business continued to report a solid commercial performance, as seen already in 2011:

•	Fixed telephony accesses totalled 1.6 million at the end of March (-5% year-on-year), with 26 thousand net losses in the first quarter (13% lower year-on-year).

•

Retail broadband internet accesses grew 12% year-on-year to reach 861 thousand at the end of March 2012, with 22 thousand net additions in the quarter. The continued migration of existing customers with above average ARPU to VDSL (already 19% of the total retail broadband base) helped to manage ARPU and improved churn.

•	Pay TV customers increased 7% to 138 thousand at the end of March 2012.

Revenues for the Czech Republic and Slovakia reached 496 million euros in the three months to March 2012 (-3.5% year-on-year), showing improvement for the third consecutive quarter. In Slovakia, revenues grew by 27.0% in the quarter.

In the first quarter of 2012 fixed revenues (211 million euros) declined 6.2%, posting a lower decline compared to the first quarter of 2011 (-8.3% year-on-year), driven by the better performance in fixed voice and sustained growth in fixed broadband revenues.

Mobile revenues totalled 285 million euros (-1.3% year-on-year) as mobile service revenues reached 272 million euros for the first three months of 2012 (-1.6% year-on-year), showing a quarter-on-quarter improvement (-4.7% year-on-year in the fourth quarter of 2011). This was due to the stabilization in residential spend and better data revenues performance, amid ongoing competitive pressures in the SME and Corporate segments in the Czech Republic and drag from mobile termination rate cuts. Mobile service revenues excluding the mobile termination rate cuts increased 1.2% year-on-year in the first quarter.

January – March 2012 Results - TELEFÓNICA

Operating expenses increased 0.6% year-on-year in the quarter as a result of higher commercial costs, not fully compensated by the savings from restructuring programs (-7.2% year-on-year in personnel expenses in the quarter). In 2012, the Company recorded restructuring expenses of 7 million euros (6 million euros in the first quarter of 2011).

OIBDA in the first quarter of 2012 totalled 201 million euros (-5.2% year-on-year), with efficiency measures, sale of non-core assets (9 million euros) and improved profitability in Slovakia not fully compensating higher commercial expenses. OIBDA margin stood at 40.5% in the first quarter (-0.8 percentage points year-on-year).

CapEx reached 39 million euros in the three months to March 2012 (-13.2% year-on-year). The Company continued to direct resources into quality improvement of 3G network and quality enhancement of fixed broadband network (VDSL).

January – March 2012 Results - TELEFÓNICA

TELEFONICA EUROPE

ACCESSES

Unaudited figures (thousands)

	2011				2012
	March	June	September	December	March	% Chg
Final Clients Accesses	99.650,6	99.711,0	99.703,6	99.909,7	97.849,3	(1,8)
Fixed telephony accesses (1)	16.750,2	16.520,5	16.320,9	16.158,5	16.378,5	(2,2)
Internet and data accesses	10.441,5	10.396,2	10.285,4	10.248,3	10.193,4	(2,4)
Narrowband	598,7	577,6	554,7	519,8	494,0	(17,5)
Broadband	9.794,2	9.770,4	9.682,8	9.680,4	9.651,6	(1,5)
Other (2)	48,5	48,1	47,8	48,2	47,7	(1,7)
Mobile accesses (3)	71.464,5	71.800,5	72.079,4	72.450,7	70.247,7	(1,7)
Prepay (4)	31.795,1	31.643,2	31.502,8	31.159,7	29.333,6	(7,7)
Contract (5)	39.669,4	40.157,3	40.576,6	41.291,0	40.914,1	3,1
Pay TV	994,4	993,9	1.017,9	1.052,2	1.029,7	3,5

Wholesale Accesses (6)	4.801,9	4.939,7	5.126,2	5.245,1	5.389,1	12,2

Total Accesses	104.452,5	104.650,8	104.829,9	105.154,8	103.238,3	(1,2)

TELEFÓNICA EUROPE

MOBILE ACCESSES

Unaudited figures (thousands)

	March
	2012	2011	% Chg
Prepay percentage (%)	41,8%	44,5%	(2,7 p.p.	)
Contract percentage (%)	58,2%	55,5%	2,7 p.p.
MBB accesses (‘000)	22.616,1	17.802,4	27.0%
MBB penetration (%)	32%	25%	7,3 p.p.
Smartphone penetration (%)	30%	22%	8,5 p.p.

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL. Since the first quarter of 2012, fixed telephony accesses include 384 thousand VoIP customers in Germany and 65 thousand fixed lines in UK to homogenize these accesses to the criteria of Telefónica.
(2)	Retail circuits other than broadband.
(3)	First quarter of 2012 includes the disconnection of 2.0 million inactive accesses in Spain.
(4)	First quarter of 2012 includes the disconnection of 1.2 million inactive accesses in Spain.
(5)	First quarter of 2012 includes the disconnection of 0.8 million inactive accesses in Spain.
(6)	Includes unbundled lines by T. Germany and T. UK. In the fourth quarter of 2011, 78 thousand inactive acceses were disconnected in Germany.

January – March 2012 Results - TELEFÓNICA

TELEFONICA EUROPE

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - March
	2012	2011	% Chg
Revenues	7,554	8,088	(6.6)
Internal exp. capitalized in fixed assets	120	121	(0.8)
Operating expenses	(5,190)	(5,276)	(1.6)
Supplies	(2,563)	(2,612)	(1.8)
Personnel expenses	(927)	(974)	(4.9)
Subcontracts	(1,564)	(1,509)	3.6
Bad debt provision	(67)	(75)	(11.2)
Taxes	(69)	(106)	(34.7)
Other net operating income (expense)	(10)	7	c.s.
Gain (loss) on sale of fixed assets	40	7	n.m.
Impairment of goodwill and other assets	(1)	(0)	164.2
Operating income before D&A (OIBDA)	2,513	2,947	(14.7)
OIBDA Margin	33.3%	36.4%	(3.2 p.p. )
Depreciation and amortization	(1,251)	(1,295)	(3.4)
Operating income (OI)	1,262	1,652	(23.6)

Notes:

- OIBDA and OI before management and brand fees.

- From January 1st, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world and global resources that were previously part of the scope of consolidation of T. Spain and T. Europe (TIWS, TNA, Jajah, Tuenti and Terra Spain) have been excluded from them and included in “Other companies and eliminations”. Additionally, since the beginning of the year, the scope of consolidation of T. Europe includes T. España. Consequently, the results of T. Europe and “Other companies and eliminations” have been restated for the fiscal year 2011, to reflect this new organization. As this is an intragroup change, Telefónica consolidated results for 2011 are not affected.

January – March 2012 Results - TELEFÓNICA

TELEFONICA EUROPE

ACCESSES BY COUNTRY

Unaudited figures (Thousands)

	2011				2012
	March	June	September	December	March	% Chg
TELEFONICA SPAIN
Final Clients Accesses	44,047.0	43,685.6	43,128.6	43,023.8	40,192.4	(8.8)
Fixed telephony accesses (1)	13,006.2	12,729.0	12,494.7	12,305.4	12,103.5	(6.9)
Naked ADSL	37.4	37.2	36.3	34.4	32.4	(13.2)
Internet and data accesses	5,888.0	5,802.1	5,729.6	5,710.9	5,694.6	(3.3)
Narrowband	118.4	113.2	103.7	84.4	78.0	(34.2)
Broadband (2)	5,749.2	5,669.1	5,607.3	5,608.6	5,599.5	(2.6)
Other (3)	20.4	19.8	18.5	17.9	17.2	(15.6)
Mobile accesses (4)	24,366.4	24,369.9	24,099.9	24,174.3	21,581.4	(11.4)
Prepay (5)	7,823.1	7,708.6	7,440.5	7,359.4	5,735.4	(26.7)
Contract (6)	16,543.3	16,661.3	16,659.4	16,814.9	15,846.0	(4.2)
Pay TV	786.4	784.6	804.4	833.2	812.9	3.4

Wholesale Accesses	3,536.2	3,686.4	3,854.5	4,031.9	4,150.7	17.4
WLR (7)	341.7	379.2	415.3	440.6	461.8	35.2
Unbundled loops	2,578.9	2,654.2	2,752.2	2,881.1	2,984.1	15.7
Shared ULL	240.3	223.7	215.0	205.0	194.8	(18.9)
Full ULL (8)	2,338.6	2,430.4	2,537.2	2,676.1	2,789.3	19.3
Wholesale ADSL	614.9	652.3	686.3	709.6	704.1	14.5
Other (9)	0.8	0.7	0.7	0.6	0.6	(26.0)

Total Accesses	47,583.2	47,372.0	46,983.1	47,055.7	44,343.1	(6.8)

TELEFONICA UK
Final Clients Accesses	23,071.7	22,931.3	23,021.2	23,003.9	23,258.9	0.8
Fixed telephony accesses (1)	116.1	135.9	182.3	216.1	315.8	172.1
Internet and data accesses	669.2	652.9	625.3	620.3	617.8	(7.7)
Broadband	669.2	652.9	625.3	620.3	617.8	(7.7)
Mobile accesses	22,286.4	22,142.6	22,213.6	22,167.5	22,325.4	0.2
Prepay	11,636.5	11,468.0	11,448.2	11,227.3	11,162.6	(4.1)
Contract	10,649.9	10,674.6	10,765.4	10,940.3	11,162.8	4.8
Wholesale Accesses (10)	—	—	22.6	26.7	31.4	n.a.

Total Accesses	23,071.7	22,931.3	23,043.8	23,030.7	23,290.3	0.9

TELEFONICA GERMANY
Final Clients Accesses	22,383.2	22,849.5	23,219.7	23,440.9	23,943.3	7.0
Fixed telephony accesses (1)	1,988.6	2,044.8	2,042.1	2,055.1	2,403.5	20.9
Internet and data accesses	2,958.5	2,977.2	2,949.2	2,922.3	2,865.6	(3.1)
Narrowband	367.7	356.8	346.7	334.6	319.0	(13.3)
Broadband	2,590.8	2,620.4	2,602.5	2,587.7	2,546.6	(1.7)
Mobile accesses	17,357.2	17,748.0	18,145.6	18,380.1	18,595.5	7.1
Prepay	8,896.8	9,035.1	9,180.7	9,144.5	9,066.3	1.9
Contract	8,460.4	8,712.8	8,964.9	9,235.7	9,529.2	12.6
Pay TV	79.0	79.5	82.8	83.3	78.7	(0.3)
Wholesale Accesses (11)	1,127.6	1,118.2	1,112.3	1,042.4	1,059.1	(6.1)

Total Accesses	23,510.8	23,967.7	24,332.0	24,483.2	25,002.3	6.3

TELEFONICA IRELAND
Internet and data accesses	15.2	18.5	21.3	24.2	26.4	74.1
Broadband	15.2	18.5	21.3	24.2	26.4	74.1
Mobile accesses	1,680.3	1,668.8	1,659.1	1,622.9	1,590.5	(5.3)
Prepay	944.2	927.1	912.5	870.1	830.0	(12.1)
Contract	736.0	741.7	746.6	752.9	760.5	3.3

Total Accesses	1,695.4	1,687.2	1,680.4	1,647.2	1,616.9	(4.6)

TELEFONICA CZECH REPUBLIC
Final Clients Accesses	7,505.6	7,554.7	7,574.7	7,629.8	7,620.9	1.5
Fixed telephony accesses (1)	1,639.3	1,610.8	1,601.9	1,581.9	1,555.8	(5.1)
Naked ADSL	186.7	198.2	222.1	237.4	247.2	32.4
VoIP	41.1	47.1	50.1	52.1	63.5	54.8
Internet and data accesses	910.7	945.6	960.0	970.6	989.0	8.6
Narrowband	112.6	107.6	104.3	100.7	97.1	(13.7)
Broadband	769.9	809.6	826.4	839.6	861.4	11.9
Other (12)	28.1	28.3	29.3	30.3	30.5	8.3
Mobile accesses	4,826.6	4,868.6	4,882.2	4,941.7	4,938.0	2.3
Prepay	1,927.1	1,912.3	1,886.9	1,892.4	1,861.3	(3.4)
Contract	2,899.5	2,956.4	2,995.4	3,049.3	3,076.7	6.1
Pay TV	129.0	129.8	130.6	135.6	138.1	7.0
Wholesale Accesses	138.0	135.1	136.8	144.1	147.9	7.1

Total Accesses	7,643.6	7,689.9	7,711.5	7,773.9	7,768.8	1.6

TELEFONICA SLOVAKIA
Mobile accesses	947.7	1,002.6	1,079.0	1,164.1	1,216.9	28.4
Prepay	567.4	592.1	634.1	666.1	678.1	19.5
Contract	380.3	410.5	444.9	498.0	538.8	41.7

Total Accesses	947.7	1,002.6	1,079.0	1,164.1	1,216.9	28.4

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL. Since the first quarter of 2012, fixed telephony accesses include 384 thousand VoIP customers in Germany and 65 thousand fixed lines in UK to homogenize these accesses to the criteria of Telefónica.
(2)	ADSL, satellite, optical fiber and broadband circuits.
(3)	Leased lines.
(4)	First quarter of 2012 includes the disconnection of 2.0 million inactive accesses.
(5)	First quarter of 2012 includes the disconnection of 1.2 million inactive accesses.
(6)	First quarter of 2012 includes the disconnection of 0.8 million inactive accesses.
(7)	Wholesale Line Rental.
(8)	Includes naked shared loops.
(9)	Wholesale circuits.
(10)	Includes Unbundled Lines by T. UK.
(11)	Includes Unbundled Lines by T. Germany. In the fourth quarter of 2011, 78 thousand inactive acceses were disconnected in Germany.
(12)	Retail circuits other than broadband.

- Accesses in UK and Ireland show a more detailed split than in previous quarters: Telefónica UK details fixed telephony and wholesale acccesses and Telefonica Ireland, Internet and data accesses, which all were previously recorded within T. Europe.

January – March 2012 Results - TELEFÓNICA

TELEFONICA EUROPE

SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRY

Unaudited figures

	2011				2012
	Q1	Q2	Q3	Q4	Q1	% Chg Local Cur
TELEFÓNICA SPAIN
Traffic (Million minutes)	9,936	10,229	10,068	9,677	9,346	(5.9)
ARPU (EUR) (1)	23.2	23.2	23.4	21.5	21.9	(5.6)
Prepay (2)	9.6	9.5	9.6	8.4	9.3	(2.8)
Contract (3)	29.7	29.6	29.7	27.3	26.7	(10.3)
Data ARPU (EUR)	5.7	5.8	6.2	6.3	6.5	13.8
% non-SMS over data revenues	72.0%	73.3%	75.4%	77.2%	82.0%	10.0 p.p.

TELEFÓNICA UK
Traffic (Million minutes)	13,500	13,139	12,920	12,690	12,254	(9.2)
ARPU (EUR)	24.2	22.6	23.1	22.9	22.8	(8.1)
Prepay	10.8	10.1	10.1	10.1	9.9	(10.8)
Contract	39.0	36.1	37.0	36.2	35.8	(10.2)
Data ARPU (EUR)	10.5	10.3	10.6	10.7	10.9	1.3
% non-SMS over data revenues	37.6%	40.2%	41.7%	42.3%	43.6%	6.0 p.p.

TELEFÓNICA GERMANY
Traffic (Million minutes)	6,859	7,018	6,907	7,208	7,365	7.4
ARPU (EUR)	13.1	13.6	14.0	13.8	13.5	2.7
Prepay	5.4	5.7	5.8	5.8	5.3	(2.7)
Contract	21.3	21.8	22.5	21.8	21.4	0.4
Data ARPU (EUR)	5.2	5.6	5.8	5.9	6.0	15.7
% non-SMS over data revenues	47.5%	50.2%	51.6%	52.0%	53.9%	6.5 p.p.

TELEFÓNICA IRELAND
Traffic (Million minutes)	1,117	1,140	1,088	1,048	1,004	(10.1)
ARPU (EUR)	34.4	34.0	32.5	31.3	29.2	(15.0)
Prepay	20.1	22.4	21.6	21.1	19.5	(2.9)
Contract	53.0	48.5	45.9	43.4	40.1	(24.3)
Data ARPU (EUR)	14.3	13.0	13.0	13.0	13.0	(9.1)
% non-SMS over data revenues	37.4%	43.0%	44.7%	42.9%	45.7%	8.2 p.p.

TELEFÓNICA CZECH REPUBLIC (4)
Traffic (Million minutes)	2,159	2,274	2,213	2,310	2,330	7.9
ARPU (EUR)	17.4	17.6	17.4	16.5	15.7	(7.3)
Prepay	7.5	7.8	7.7	7.3	6.8	(6.0)
Contract	24.2	24.1	23.6	22.3	21.1	(10.0)
Data ARPU (EUR)	4.7	4.7	4.9	4.7	4.4	(3.3)
% non-SMS over data revenues	45.5%	44.7%	45.3%	45.5%	45.6%	0.1 p.p.

(1)	ARPU and year-on-year change affected by the disconnection of 2.0 million inactive accesses in the first quarter of 2012.
(2)	ARPU and year-on-year change affected by the disconnection of 1.2 million inactive accesses in the first quarter of 2012.
(3)	ARPU and year-on-year change affected by the disconnection of 0.8 million inactive accesses in the first quarter of 2012.
(4)	KPIs for mobile business in Czech Republic do not include Slovakia.

Notes:

- ARPU calculated as monthly quarterly average.

- Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January – March 2012 Results - TELEFÓNICA

TELEFONICA EUROPE

CUMULATIVE SELECTED OPERATING MOBILE BUSINESS DATA BY COUNTRY

Unaudited figures

	2011				2012
	Jan-Mar	Jan-Jun	Jan-Sept	Jan-Dec	Jan-Mar	% Chg Local Cur
TELEFÓNICA SPAIN
Traffic (Million minutes)	9,936	20,165	30,233	39,909	9,346	(5.9)
ARPU (EUR) (1)	23.2	23.2	23.3	22.9	21.9	(5.6)
Prepay (2)	9.6	9.6	9.6	9.3	9.3	(2.8)
Contract (3)	29.7	29.7	29.7	29.1	26.7	(10.3)
Data ARPU (EUR)	5.7	5.8	5.9	6.0	6.5	13.8
% non-SMS over data revenues	72.0%	72.7%	73.6%	74.6%	82.0%	10.0 p.p.

TELEFÓNICA UK
Traffic (Million minutes)	13,500	26,639	39,560	52,250	12,254	(9.2)
ARPU (EUR)	24.2	23.4	23.3	23.2	22.8	(8.1)
Prepay	10.8	10.5	10.3	10.3	9.9	(10.8)
Contract	39.0	37.5	37.4	37.1	35.8	(10.2)
Data ARPU (EUR)	10.5	10.4	10.5	10.5	10.9	1.3
% non-SMS over data revenues	37.6%	38.9%	39.8%	40.5%	43.6%	6.0 p.p.

TELEFÓNICA GERMANY
Traffic (Million minutes)	6,859	13,877	20,785	27,993	7,365	7.4
ARPU (EUR)	13.1	13.4	13.6	13.6	13.5	2.7
Prepay	5.4	5.6	5.7	5.7	5.3	(2.7)
Contract	21.3	21.5	21.9	21.9	21.4	0.4
Data ARPU (EUR)	5.2	5.4	5.5	5.6	6.0	15.7
% non-SMS over data revenues	47.5%	48.9%	49.8%	50.4%	53.9%	6.5 p.p.

TELEFÓNICA IRELAND
Traffic (Million minutes)	1,117	2,257	3,345	4,394	1,004	(10.1)
ARPU (EUR)	34.4	34.2	33.6	33.1	29.2	(15.0)
Prepay	20.1	21.3	21.4	21.3	19.5	(2.9)
Contract	53.0	50.8	49.1	47.7	40.1	(24.3)
Data ARPU (EUR)	14.3	13.7	13.5	13.4	13.0	(9.1)
% non-SMS over data revenues	37.4%	40.1%	41.6%	41.9%	45.7%	8.2 p.p.

TELEFÓNICA CZECH REPUBLIC (4)
Traffic (Million minutes)	2,159	4,433	6,645	8,956	2,330	7.9
ARPU (EUR)	17.4	17.5	17.5	17.2	15.7	(7.3)
Prepay	7.5	7.6	7.7	7.6	6.8	(6.0)
Contract	24.2	24.1	23.9	23.5	21.1	(10.0)
Data ARPU (EUR)	4.7	4.7	4.8	4.8	4.4	(3.3)
% non-SMS over data revenues	45.5%	45.1%	45.2%	45.3%	45.6%	0.1 p.p.

(1)	ARPU and year-on-year change affected by the disconnection of 2.0 million inactive accesses in the first quarter of 2012.
(2)	ARPU and year-on-year change affected by the disconnection of 1.2 million inactive accesses in the first quarter of 2012.
(3)	ARPU and year-on-year change affected by the disconnection of 0.8 million inactive accesses in the first quarter of 2012.
(4)	KPIs for mobile business in Czech Republic do not include Slovakia.

Notes:
-	ARPU calculated as monthly quarterly average of each period.
-	Traffic is defined as minutes used by the company customers, both outbound and inbound. On-net traffic is only included once (outbound), and promotional traffic is included. Traffic not associated to the Company’s mobile customers (roaming-in, MVNOs, interconnection of third parties and other business lines) is excluded. Traffic volume non rounded.

January – March 2012 Results - TELEFÓNICA

TELEFONICA EUROPE

SELECTED FINANCIAL DATA BY COUNTRY

Unaudited figures (Euros in millions)

	January - March
	2012	2011	% Chg	% Chg Local Cur
TELEFONICA SPAIN
Revenues	3.899	4.369	(10,7)
Wireless Business	1.705	1.977	(13,7)
Wireless service revenues	1.354	1.647	(17,8)
Wireless data revenues	413	402	2,7
Handset revenues	351	330	6,5
Wireline Business	2.493	2.677	(6,9)
FBB and new services (1)	1.129	1.172	(3,7)
Voice & access revenues	1.218	1.363	(10,7)
Others	147	142	2,9
OIBDA	1.669	1.931	(13,6)
OIBDA margin	42,8%	44,2%	(1,4 p.p. )
CapEx	356	385	(7,7)
OpCF (OIBDA-CapEx)	1.313	1.545	(15,0)

TELEFONICA UK
Revenues	1.719	1.788	(3,9)	(6,0)
Service revenues	1.518	1.619	(6,2)	(8,3)
Data revenues	725	700	3,5	1,2
Handset revenues and other	201	169	19,0	16,4
OIBDA	334	489	(31,7)	(33,2)
OIBDA Margin	19,4%	27,3%	(7,9 p.p. )
CapEx	198	163	21,6	18,9
OpCF (OIBDA-CapEx)	136	326	(58,4)	(59,3)

TELEFONICA GERMANY
Revenues	1.258	1.228	2,5
Wireless Business	904	864	4,7
Wireless service revenues	758	686	10,5
Wireless data revenues	336	269	24,8
Handset revenues	146	178	(17,9)
Wireline Business	353	363	(2,8)
FBB and new services (1)	251	290	(13,4)
Voice & access revenues	97	67	45,5
Others	4	6	(30,9)
OIBDA	295	261	13,1
OIBDA margin	23,4%	21,2%	2,2 p.p.
CapEx	134	114	18,0
OpCF (OIBDA-CapEx)	160	147	9,2

TELEFONICA IRELAND
Revenues	155	187	(17,0)
Service revenues	143	178	(19,3)
Data revenues	63	73	(13,5)
Handset revenues and other	12	9	26,8
OIBDA	31	54	(42,5)
OIBDA Margin	19,9%	28,6%	(8,8 p.p. )
CapEx	14	9	47,4
OpCF (OIBDA-CapEx)	17	44	(61,6)

TELEFONICA CZECH REPUBLIC (2)
Revenues	496	528	(6,0)	(3,5)
Wireless Business	285	296	(3,7)	(1,3)
Wireless service revenues	272	283	(4,0)	(1,6)
Wireless data revenues	75	75	(0,4)	2,2
Handset revenues	13	13	2,1	5,2
Wireline Business	211	231	(8,9)	(6,2)
FBB and new services (1)	100	107	(6,5)	(3,7)
Voice & access revenues	110	123	(10,9)	(8,3)
Others	1	1	(15,0)	(12,5)
OIBDA	201	218	(7,8)	(5,2)
OIBDA margin	40,5%	41,3%	(0,8 p.p. )
CapEx	39	46	(15,6)	(13,2)
OpCF (OIBDA-CapEx)	162	172	(5,7)	(3,1)

Notes:

- OIBDA before management and brand fees.

- From January 1st, 2012, and due to the implementation of the new organization announced in September 2011, companies related to the digital world and global resources that were previously part of the scope of consolidation of T. Spain and T. Europe (TIWS, TNA, Jajah, Tuenti and Terra Spain) have been excluded from them and included in “Other companies and eliminations”. Additionally, since the beginning of the year, the scope of consolidation of T. Europe includes T. España. Consequently, the results of T. Europe and “Other companies and eliminations” have been restated for the fiscal year 2011, to reflect this new organization. As this is an intragroup change, Telefónica consolidated results for 2011 are not affected.

(1)	Includes FBB conectivity services (retail and wholesale), including value added services, TV services, ICT revenues and other services over conectivity.
(2)	Includes Slovakia.

January – March 2012 Results - TELEFÓNICA

Other Companies

Atento

ATENTO

CONSOLIDATED INCOME STATEMENT

Unaudited figures (Euros in millions)

	January - March
	2012	2011	% Chg
Revenues	484	446	8.3
Operating expenses	(434)	(402)	7.9
Supplies	(25)	(24)	1.3
Personnel expenses	(345)	(316)	9.0
Subcontracts	(62)	(59)	5.1
Bad debt provision	(0)	(1)	(78.9)
Taxes	(2)	(1)	53.1
Other net operating income (expense)	1	0	109.1
Gain (loss) on sale of fixed assets	(1)	(0)	n.m.
Operating income before D&A (OIBDA)	49	44	11.1
OIBDA Margin	10.2%	10.0%	0.3 p.p.
Depreciation and amortization	(18)	(16)	13.5
Operating income (OI)	32	29	9.8
OI Margin	6.5%	6.5%	0.1 p.p.

Note: 2011 and 2012 reported figures include the hyperinflationary adjustments in Venezuela in both years.

- As Atento leases buildings and equipment in the regions in which the Company conducts operations to serve its clients rather than purchase those buildings and equipment as some of its competitors do. Atento’s operating expenses, and OIBDA, are negatively affected when compared to competitors, while Atento’s depreciation charges are positively affected. Consequently, OI would be the most comparable metric to follow.

January – March 2012 Results - TELEFÓNICA

ADDENDA

Key Holdings of the Telefónica Group

TELEFONICA LATINOAMERICA

% Stake
Telefónica Móviles Perú	100.0
Telefónica de Argentina	100.0
Telefónica Móviles Argentina	100.0
Telefónica Móviles Chile	100.0
Telefónica Móviles México	100.0
Telefónica Móviles Guatemala	100.0
Telefónica Venezolana	100.0
Telefónica Móviles Colombia	100.0
Otecel	100.0
Telefónica Móviles Panamá	100.0
Telefónica Móviles Uruguay	100.0
Telefonía Celular Nicaragua	100.0
Telefónica Costa Rica	100.0
Telefónica Móviles El Salvador	99.2
Telefónica del Perú	98.3
Telefónica Chile	97.9
Telefónica Brasil (1)	73.9
Telefónica Telecom	52.0

(1)	It includes 100% of Vivo.

TELEFONICA EUROPE

% Stake
Telefónica de España	100.0
Telefónica Móviles España	100.0
Telefónica Reino Unido	100.0
Telefónica Alemania	100.0
Telefónica República Checa (1)	69.4
Telefónica Irlanda	100.0
Tesco Mobile	50.0
Telyco	100.0
T. Soluciones de Informaticay	100.0
Comunicaciones de España
Telefónica Telecomunic. Públicas	100.0
Iberbanda	100.0
Be	100.0
Acens Technologies	100.0

(1)	It includes 100% of Telefónica Slovakia.

OTHER STAKES

% Stake
Atento	100.0
Telefónica de Contenidos	100.0
T. Intern. Wholesale Serv. (TIWS)	100.0
Jajah	100.0
Tuenti	91.4
Telco SpA (1)	46.2
DTS, Distribuidora de Televisión Digital	22.0
Hispasat	13.2
China Unicom	9.6
Amper	5.8
ZON Multimedia (2)	4.9
Portugal Telecom	2.0
BBVA	0.9

(1)	Telefónica holds an indirect stake of the ordinary share capital (with voting rights) of Telecom Italia through Telco of approximately 10.46%. If we take into account the saving shares (azioni di risparmio), which do not have voting rights, the indirect stake of Telefónica over Telecom Italia would be 7.19%.
(2)	Telefónica’s effective stake. Telefónica’s stake would be 4.95% if we exclude the minority interests.

January – March 2012 Results - TELEFÓNICA

DISCLAIMER

This document may contain summarized information or information that has not been audited. In this sense, this information is subject to, and must be read in conjunction with, all other publicly available information, including if it is necessary, any fuller disclosure document published by Telefónica.

Finally, it is stated that neither this presentation nor any of the information contained herein constitutes an offer of purchase, sale or exchange, nor a request for an offer of purchase, sale or exchange of securities, or any advice or recommendation with respect to such securities.

Investor Relations

Distrito C - Ronda de la Comunicación s/n

28050 Madrid (Spain)

Phone: +34 91 482 87 00

Fax: +34 91 482 85 99

María García-Legaz (maria.garcialegaz@telefonica.es)

Isabel Beltrán (i.beltran@telefonica.es)

Pablo Eguirón (pablo.eguiron@telefonica.es)

ir@telefonica.es

http://www.telefonica.com/en/shareholders_investors/jsp/home/home.jsp

January – March 2012 Results - TELEFÓNICA

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: May 11th, 2012	By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá
Title: Chief Financial Officer